82.4776

Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 440.697.000 i. v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

03037952

Eni
GROUP

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Rif./Prot. SEGR/420
San Donato M.se, December 01, 2003

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Six-monthly Report at 30th June 2003
- Saipem Press Release dated 10th November 2003
- Saipem Press Release dated 19th November 2003
- Saipem Press Release dated 28th November 2003

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

12/15

Saipem

Eni GROUP

Press Release

Saipem awarded new offshore construction contracts amounting to 285 million USD

Saipem, an Eni company, has been awarded three major lump sum turnkey offshore construction contracts for a total amount of 285 million USD.

Sable

A partnership between Saipem (leader) and Daewoo Shipbuilding and Marine Engineering has been awarded by ExxonMobil Canada the contract for the engineering, procurement, construction and installation for the Sable compression platform and facilities, located offshore Sable Island, approximately 250 km from Nova Scotia, Canada. Topsides weight is approximately 7.000 tonnes. The compression platform will be bridge linked to the existing Thebaud platform, on which additional works will be carried out.

The offshore installation phase will be carried out by the vessel Saipem 7000 during summer 2006.

Rhum

BP Exploration Operating Company has awarded Saipem the contract for the realisation of the 44km pipe-in-pipe export pipeline connecting Rhum field to Bruce platform in the North Sea. Rhum field is located 380 km North East of Aberdeen, Scotland.

Pipelaying operations will be carried out by the Castoro 6 during second quarter 2005.

AIOC Azeri Project Phase 2

Saipem has signed with AIOC (Azerbaijan International Operating Company) a contract for the transport and installation of the East Azeri and West Azeri platforms and of a pre-drilling template in the framework of Phase 2 of the Full Field Development of the Azeri-Chirag-Gunashli oil field, located in the Azerbaijan sector of the Caspian Sea.

Works are expected to finish in summer 2006 and will integrate the activities that Saipem is currently undertaking under the Phase 1 contract signed in 2001.

San Donato Milanese, 28th November 2003

Saipem

Eni GROUP

PRESS RELEASE

Saipem S.p.A. share delisting from the Paris stock exchange

The French Stock Authorities, COB and EURONEXT, have authorised the delisting of Saipem's share from the Paris Stock Exchange.

Saipem had requested the delisting because trading volumes of Saipem shares in France had been immaterial when compared to those on the Milan Stock Exchange.

Holders of the Paris listed shares will have the option to sell their shares, at no cost, on the Milan Stock Exchange through the appointed broker, BNP Paribas Securities Services, which will manage the sales facility.

San Donato Milanese, 19th November 2003

PRESS RELEASE – 10TH NOVEMBER 2003
THIRD QUARTER REPORT AT 30TH SEPTEMBER 2003

Today, the Board of Directors of Saipem S.p.A. has reviewed the Saipem Group interim report at 30th September 2003 (not subject to audit).

From this third quarter report onwards, as it is now possible to compare data with the corresponding quarter of the previous year, data will no longer be structured so as to separately show results for Saipem s.a. (formerly Bouygues Offshore).

Third Quarter

Revenues totalled € 1,135 million (854 million in the third quarter 2002).

Operating Income amounted to € 81 million (70 million in the third quarter 2002).

Net Income amounted to € 48 million (41 million in the third quarter 2002).

Cash flow (net income plus depreciation and amortisation) amounted to € 113 million (110 million in the third quarter 2002).

First nine months

(Data pertaining to the first nine months 2002 only include Saipem s.a.'s results from 1st July 2002).

Revenues totalled € 3,003 million (2,178 million in the first nine months 2002).

Operating Income amounted to € 219 million (240 million in the first nine months 2002).

Net Income amounted to € 138 million (153 million in the first nine months 2002).

Cash flow amounted to € 332 million (350 million in the first nine months 2002).

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

11/2003

Investments in the first nine months of 2003 amounted to € 198 million, of which 189 million on plant and equipment (1,347 million in the same period 2002, of which 141 million on plant and equipment) and consisted mainly of the following: the almost completed conversion of the FPSO (floating production storage and offloading) unit "Mystras", due to operate in the Okono/Okpoho oil field in Nigeria; the completion of the conversion of the vessel Maxita into the new field development vessel Saipem 3000; completion of upgrading works on the semi-submersible drilling platform Scarabeo 7 to enable it to execute a contract in Nigeria; initial upgrades to plant and equipment required to carry out the Sakhalin project.

Net financial debt at 30th September 2003 amounted to € 1,109 million, a decrease of € 139 million versus 31st December 2002. The decrease in net debt is attributable to the cash flow generated during the year in addition to a particularly favourable trend in working capital.

New contracts and backlog

In the first nine months of 2003, Saipem was awarded new contracts totalling 3,409 million euros (3,388 million euros in the same period 2002), of which 2,102 million euros were in the Offshore sectors (Construction and Drilling).
The most significant orders awarded in the third quarter 2003 include:

Offshore Construction:

- on behalf of AIOC, the "AIOC Phase II" project in Azerbaijan, for the fabrication of two platforms.

Onshore Construction:

- on behalf of Sakhalin Energy Investment Company Ltd. (SEIC), the "Sakhalin" project on the Russian island of the same name, comprising engineering, procurement and construction (EPC) of an oil and gas pipeline system.

Onshore Drilling:

- on behalf of Eni Dacion BV, the one-year lease of the G200 installation in Venezuela;
- on behalf of Burlington, the six-month lease of the 5892 installation in Algeria.

At end of September 2003, the backlog stood at € 5,564 million (€ 5,158 million at 31st December 2002).

Management expectations for 2003

Volumes realised in the first nine months of the year and the substantial order backlog at the end of September underpin expectations for 2003 of exceeding the projected revenues of € 4,000 million.

As previously stated, the phenomenon having negative repercussions on Saipem's profitability is the appreciation of the Euro against the US Dollar (Euro/USD ratio: 2002 average: 0.945; first nine-month 2003 average: 1.11; appreciation: 17.5%), considering that approximately 70% of projected revenues for 2003 are in US Dollars.

The effects of the Euro's appreciation are twofold: a reduction in the euro-equivalent contribution from USD-denominated contracts (translation effect), and a contraction in margins, due to the fact that costs from the Milan and Paris operating centres as well as almost all depreciation and amortisation, approximately 600 million per year, are denominated in euros. The increased competitiveness of US contractors makes it difficult to pass on to clients the effect of the Euro's appreciation in certain business sectors and certain geographic areas. The effects of this phenomenon in 2003 are mitigated by the fact that contracts had been hedged against foreign currency risks at the time of acquisition. The same policy of contract hedging will cause the income from contracts won during the first nine months of 2003, whose execution extends to 2004/2005, to be affected by the Euro appreciation even in the event of a subsequent US Dollar recovery.

However, in view of the positive trend in new contract acquisitions, which will enable the company to exceed the revenue target of € 4,000 million, and encouraging signs from the

efficient execution of ongoing projects, in particular large turnkey contracts, management believes that, in 2003, the Group can maintain the record level of results achieved in 2002, despite the euro's appreciation.

Estimated capital expenditure is confirmed at approximately € 220 million. This includes capital allocated to the maintenance and upgrade of the fleet and the conversion of a tanker into an FPSO facility due to operate in the Okono/Okpoho field in Nigeria. Project specific investments for 2003 are estimated at approximately € 55 million, on account of the significant size and complex nature of recently acquired contracts.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions and actions by the competition. Moreover, contract execution is also subject to variables, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Financial flows

The decrease in net financial debt of € 139 million versus 31st December 2002 was due to the following:

Outflows

- capital expenditure on tangible and intangible fixed assets amounting to € 198 million;
- distribution of dividends of € 63 million;
- purchase of treasury shares of € 10 million.

Inflows

- cash flow (net income plus depreciation and amortisation) of € 332 million;
- decrease in net current assets of € 66 million;
- sale of tangible assets of € 9 million;
- increase in employee termination benefits of € 2 million;
- increase in minority interest of € 1 million.

Analysis by business sector

Offshore Construction:

(million euros)

	Third Quarter		First nine months	
	2002	2003	2002 (**)	2003
Operating revenues	378	730	1,219	1,763
Operating expenses, net of cost of materials	(216)	(518)	(747)	(1,222)
Cost of materials	(83)	(120)	(202)	(297)
Depreciation and amortisation	(23)	(24)	(88)	(71)
Contribution from operations (*)	56	68	182	173
Depreciation of purchase cost allocated to Saipem s.a. equipment	(1)	(1)	(1)	(1)
Saipem s.a. goodwill amortisation	(4)	(4)	(4)	(15)
Contribution from operations, net	51	63	177	157
New orders awarded	1,297	243	2,493	1,871

(*) *Operating Income before general and administrative expenses*
(**) *Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only*

The backlog at 30th September 2003 amounted to € 3,384 million, of which € 720 million are to be realised in the fourth quarter 2003.

- Revenues for the first nine months of 2003 amounted to € 1,763 million, a 45% increase versus those for the same period 2002, due to (in addition to the consolidation of Saipem s.a. for the whole period) full-scale operations of EPIC (Engineering, Procurement, Installation, Construction) type projects in North and West Africa.

- Contribution from operations in the first nine months of 2003 amounted to € 173 million, equal to 9.8% of revenues, versus € 182 million, equal to 14.9% of revenues in the same period 2002. This decrease in profitability is related to the greater incidence of EPIC type projects.

  Contribution from operations, net of goodwill amortisation, stood at € 157 million, with profitability at 8.9% of revenues.

Onshore Construction:

(million euros)

	Third Quarter		First nine months	
	2002	2003	2002 (**)	2003
Operating revenues	240	160	428	543
Operating expenses, net of cost of materials	(145)	(87)	(265)	(331)
Cost of materials	(68)	(45)	(105)	(130)
Depreciation and amortisation	(9)	(8)	(22)	(25)
Contribution from operations (*)	18	20	36	57
Saipem s.a. goodwill amortisation	(2)	(2)	(2)	(6)
Contribution from operations, net	16	18	34	51
New orders awarded	31	536	331	862

(*) *Operating income before general and administrative expenses*
(**) *Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only*

The backlog at 30th September 2003 amounted to € 975 million, of which € 234 million are to be realised in the fourth quarter 2003.

- Full-scale operations on projects in Kazakhstan, North Africa, Saudi Arabia and Russia (in addition to the consolidation of Saipem s.a. for the whole period) allowed the company to achieve, in the first nine months of the year, revenues € 115 million greater (+27%) than those for the same period 2002. The downturn in the third quarter is attributed to the completion of projects in Saudi Arabia.

- Contribution from operations, in the first nine months of 2003, amounted to € 57 million, equal to 10.5% of revenues, versus € 36 million, equal to 8.4% of revenues for the same period 2002. The level of profitability in the third quarter 2003 is also due to the positive performance on a small number of projects nearing completion.
  Contribution from operations, net of goodwill amortisation, stood at € 51 million euros, with profitability at 9.4% of revenues.

Liquefied Natural Gas (L.N.G.):

(million euros)

	Third Quarter		First nine months	
	2002	2003	2002 (**)	2003
Operating revenues	50	52	56	149
Operating expenses	(41)	(40)	(43)	(116)
Depreciation and amortisation	(3)	(2)	(6)	(7)
Contribution from operations (*)	6	10	7	26
Saipem s.a. goodwill amortisation	(2)	(2)	(2)	(6)
Contribution from operations, net	4	8	5	20
New orders awarded	68	13	74	226

(*) *Operating income before general and administrative expenses*
(**) *Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only*

The backlog at 30th September 2003 amounted to € 327 million, of which € 54 million are to be realised in the fourth quarter 2003.

- Operations carried out mainly in India, Spain and Santo Domingo enabled the company to achieve revenues of € 149 million in the first nine months of 2003. Revenues in the third quarter are in line with those of the same period the previous year.

- In the first nine months 2003, contribution from operations, net of goodwill amortisation, amounted to € 20 million, with profitability equal to 13.4% of revenues. This very high level of profitability in the third quarter 2003 is also as a result of the positive performance on a small number of projects nearing completion.

Maintenance, Modification & Operation (M.M.O.):

(million euros)

	Third Quarter		First nine months	
	2002	2003	2002 (**)	2003
Operating revenues	39	56	39	144
Operating expenses	(35)	(51)	(35)	(134)
Depreciation and amortisation	(1)	(1)	(1)	(2)
Contribution from operations (*)	3	4	3	8
Saipem s.a. goodwill amortisation	(1)	(1)	(1)	(3)
Contribution from operations, net	2	3	2	5
New orders awarded	37	45	37	148

(*) *Operating income before general and administrative expenses*
(**) *Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only*

The backlog at 30th September 2003 amounted to € 65 million, of which € 31 million are to be realised in the fourth quarter 2003.

- Operational activities, carried out mainly in France and West Africa enabled revenues for the third quarter 2003 to total € 56 million, a 44% increase over the same period 2002. The growth in this sector was also underpinned by operations performed in Italy on behalf of Eni Exploration & Production.

- Contribution from operations, in the first nine months 2003, amounted to € 5 million, net of goodwill amortisation, with profitability equal to 3.5% of revenues. Profitability in the third quarter 2003 is in line with that for the same period 2002.

Offshore Drilling:

(million euros)

	Third Quarter		First nine months	
	2002	2003	2002	2003
Operating revenues	85	73	254	226
Operating expenses	(54)	(51)	(154)	(150)
Depreciation and amortisation	(11)	(10)	(33)	(27)
Contribution from operations (*)	20	12	67	49
New orders awarded	172	20	346	220

(*) *Operating income before general and administrative expenses*

The backlog at 30th September 2003 amounted to € 544 million, of which € 65 million are to be realised in the fourth quarter 2003.

- Operating revenues for the first nine months 2003 showed an 11% reduction versus the same period 2002, attributable to the temporary suspension of operations by the semi-submersible platforms Scarabeo 5 and Scarabeo 7, necessary to carry out project specific upgrades and weaker utilisation of other semi-submersibles, which were only partially compensated for by the full-scale operations of the drill ship Saipem 10000 and the jack-up Perro Negro 2.

- Contribution from operations in the first nine months of 2003 decreased by € 18 million versus the same period 2002, with a margin on revenue declining from 26.4% to 21.7%. The reduction in profitability is attributable to the aforementioned upgrading works and weaker utilisation of other semi-submersibles, in addition to the effects of the US dollar devaluation.

- Vessel utilisation was as follows:

Vessel	*days under contract*	
Semi-submersible platform Scarabeo 3	112	**a**
Semi-submersible platform Scarabeo 4	197	**a**
Semi-submersible platform Scarabeo 5	136	**b**
Semi-submersible platform Scarabeo 6	176	**c**
Semi-submersible platform Scarabeo 7	185	**d**
Drillship Saipem 10000	273	
Jack-up Perro Negro 2	273	
Jack-up Perro Negro 3	265	**a**
Jack-up Perro Negro 4	273	
Jack-up Perro Negro 5	273	

a = for the remaining days (to 273) the vessel underwent structural repairs.
b = the vessel underwent upgrading works in readiness for a new contract in Norway.
c = for the remaining days (to 273) the vessel underwent structural repairs (26 days) and was idle.
d = the vessel underwent upgrading works in readiness for a new contract in Nigeria.

Onshore Drilling:

(million euros)

	Third Quarter		First nine months	
	2002	2003	2002	2003
Operating revenues	54	53	157	150
Operating expenses	(41)	(43)	(120)	(116)
Depreciation and amortisation	(7)	(5)	(20)	(16)
Contribution from operations (*)	6	5	17	18
New orders awarded	14	22	90	71

(*) *Operating income before general and administrative expenses*

The backlog at 30th September 2003 amounted to € 116 million, of which € 33 million are to be realised in the fourth quarter 2003.

- Operating revenues for the first nine months of 2003 show a modest decrease versus those of the same period 2002, mainly attributable to reduced activities in South America.

- Contribution from operations in the first nine months of 2003 increased by € 1 million versus the same period last year, with a margin on revenues rising from 10.8% to 12%. This increase in profitability, despite the negative effects of the US dollar devaluation, is mainly attributable to a recovery in efficiency by the rigs operating in Saudi Arabia.

- Average utilisation of rigs stood at 82% (89% in the first nine months 2002); rigs were located as follows: 10 in Peru, 3 in Italy, 3 in Nigeria, 2 in Algeria, 1 in Egypt, 1 in Kazakhstan, 1 in Russia and 8 in Saudi Arabia.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 3 rigs owned jointly with third parties operated as follows: 1 in Italy, 1 in Venezuela and 1 in Kazakhstan.

Leased FPSO:

(million euros)

	Third Quarter		First nine months	
	2002	2003	2002	2003
Operating revenues	8	11	25	28
Operating expenses	(2)	(7)	(5)	(13)
Depreciation and amortisation	(4)	(3)	(13)	(10)
Contribution from operations (*)	2	1	7	5
New orders awarded	–	–	17	11

(*) *Operating income before general and administrative expenses*

The backlog at 30th September 2003 amounted to € 153 million, of which € 14 million are to be realised in the fourth quarter 2003.

- In the first nine months of 2003, operating revenues were slightly higher than those of the same period 2002, due to preparatory activities for the installation of the unit FPSO-Mystras. Contribution from operations amounted to € 5 million, equal to 17.8% of revenues, versus € 7 million, equal to 28% of revenues for the first nine months 2002. This decrease is attributed to unfavourable euro/dollar exchange rates.

- The production units FPSO–Firenze and FPSO–Jamestown have been in continuous operation since the beginning of the year.

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

San Donato Milanese, 10th November 2003

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

		31st December 2002		30th September 2003
Net tangible fixed assets		1,708		1,731
Net intangible fixed assets		906		878
		2,614		2,609
- Offshore Construction	1,202		1,170	
- Onshore Construction	265		257	
- LNG	212		203	
- MMO	90		89	
- Offshore Drilling	621		647	
- Onshore Drilling	129		117	
- Leased FPSO	46		74	
- Other	49		52	
Financial investments		24		24
Non-current assets		**2,638**		**2,633**
Working capital	67		4	
Provision for contingencies	(132)		(125)	
Net current assets		**(65)**		**(121)**
Employee termination benefits		**(26)**		**(28)**
CAPITAL EMPLOYED		**2,547**		**2,484**
Net equity		**1,275**		**1,350**
Minority interest in net equity		**24**		**25**
Net debt		**1,248**		**1,109**
COVER		**2,547**		**2,484**
SHARES ISSUED AND OUTSTANDING		**440,697,000**		**440,700,400**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

	Third Quarter		First nine months	
	2002	2003	2002 (*)	2003
Operating revenues	854	1,135	2,178	3,003
Other revenues and income	3	3	13	7
Purchases, services and other costs	(513)	(811)	(1,306)	(2,061)
Payroll and related costs	(205)	(181)	(448)	(536)
GROSS OPERATING INCOME	**139**	**146**	**437**	**413**
Amortisation, depreciation and write-downs	(59)	(55)	(187)	(163)
Depreciation of purchase cost allocated to Saipem s.a. equipment	(1)	(1)	(1)	(1)
Saipem s.a. Goodwill amortisation	(9)	(9)	(9)	(30)
OPERATING INCOME	**70**	**81**	**240**	**219**
Financial expenses	(15)	(16)	(35)	(42)
Income from investments	–	1	–	9
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**55**	**66**	**205**	**186**
Extraordinary expenses, net	–	(1)	(2)	(1)
INCOME BEFORE INCOME TAXES	**55**	**65**	**203**	**185**
Income taxes	(14)	(16)	(49)	(46)
NET INCOME BEFORE MINORITY INTEREST	**41**	**49**	**154**	**139**
Minority interest	–	(1)	(1)	(1)
NET INCOME	**41**	**48**	**153**	**138**
CASH FLOW (Net income + Depreciation and amortisation)	**110**	**113**	**350**	**332**

(*) *Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only*

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

	Third Quarter 2002	Third Quarter 2003	First nine months 2002 (*)	First nine months 2003
Operating revenues	**854**	**1,135**	**2,178**	**3,003**
Production costs	(719)	(988)	(1,808)	(2,581)
Idle costs	(14)	(19)	(32)	(60)
Selling expenses	(17)	(16)	(31)	(52)
Research and development costs	(1)	(2)	(2)	(6)
Other operating income/(expenses)	(2)	–	4	1
CONTRIBUTION FROM OPERATIONS	**101**	**110**	**309**	**305**
General and administrative expenses	(31)	(29)	(69)	(86)
OPERATING INCOME	**70**	**81**	**240**	**219**
Financial expenses	(15)	(16)	(35)	(42)
Income from investments	–	1	–	9
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**55**	**66**	**205**	**186**
Extraordinary expenses, net	–	(1)	(2)	(1)
INCOME BEFORE INCOME TAXES	**55**	**65**	**203**	**185**
Income taxes	(14)	(16)	(49)	(46)
NET INCOME BEFORE MINORITY INTEREST	**41**	**49**	**154**	**139**
Minority interest	–	(1)	(1)	(1)
NET INCOME	**41**	**48**	**153**	**138**
CASH FLOW (Net income + Depreciation and amortisation)	**110**	**113**	**350**	**332**

(*) *Saipem s.a. (formerly Bouygues Offshore) figures pertain to the third quarter only*



Eni GROUP Saipem

Six-monthly Report

at 30th June

2003

82.4776

Mission statement

Pursuing the satisfaction of our clients in the energy industry, we tackle each challenge with safe, reliable and innovative solutions.
We entrust our competent and multi-local teams to provide sustainable development for our company and the communities in which we operate.

Our core values

Commitment to safety, integrity, openness, flexibility, integration commitment, innovation, quality, competitiveness, teamwork, humility, internationalisation.

THE BOARD OF DIRECTORS

Chairman and Chief Executive Officer
Vested with all powers necessary for the ordinary and extraordinary management of the Company, under Italian Law and company's *Articles of Association*
Pietro Franco Tali

Managing Director and Chief Operating Officer
Responsible for company's operations and commercial activities
Hugh James O'Donnell

Directors
Franco Bruni
Francesco Gatti
Roberto Jaquinto
Jacques Yves Léost
Marco Mangiagalli
Marco Reboa
Ian Wybrew-Bond

STATUTORY AUDITORS

Chairman
Gaetano Troina

Auditors
Paolo Andrea Colombo (1)
Fabio Venegoni

Alternate Auditors
Lorenzo Caprio
Bruno Maier (2)

INDEPENDENT AUDITORS
Reconta Ernst & Young S.p.A.

(1) Appointed by the Shareholders' Meeting of 2.5.2003, replacing Bruno Maier.
(2) Appointed by the Shareholders' Meeting of 2.5.2003.

824776

Saipem

Eni GROUP

Six-monthly Report

at 30th June

2003

contents

Saipem S.p.A. Board Directors, Statutory Auditors and Independent Auditors

2 **Six-monthly result**

3 **Saipem Group structure**

Directors' Report 5

6 **Saipem S.p.A. share performance**

7 **Operating review**

7 New contracts and backlog

9 Capital expenditure

By business sector:

10 Offshore Construction

16 Offshore Drilling

19 Leased FPSO

20 Onshore Construction

24 Onshore Drilling

27 Liquefied Natural Gas (LNG)

29 Maintenance Modification and Operation (MMO)

30 **Review of financial and economic results**

30 Results of operations

37 Consolidated balance sheet and financial position

40 **Research & development**

42 **Quality assurance, health & safety and the environment**

44 **Human resources**

46 **Information technology**

47 **Additional information**

47 Significant events subsequent to half-year end

47 Purchase of treasury shares

47 Stock grants

47 Stock options

48 Corporate governance

50 Operations with related parties

52 **Management expectations**

53 **Reclassified consolidated balance sheet and income statements**

Consolidated Financial Statements at 30th June 2003 57

58 Consolidated financial statements

61 Notes to the consolidated financial statements

Independent Auditors' Report 91

six-monthly results

In the first half 2003, Saipem Group's results were significantly greater than those attained by direct competitors, in market conditions that were affected by weakness in the Drilling sector and the significant devaluation of the US Dollar, the currency in which the majority of group revenues are denominated.

Saipem's results, excluding those achieved by Saipem s.a. (ex Bouygues Offshore), are lower than those recorded in the first half of 2002, when revenues had benefited from the execution of the Blue Stream project, in addition to greater utilisation of the fleet. The reduction in revenues in the first half 2003 is attributable to the fact that several important EPIC-type (Engineering, Procurement, Installation and Construction) projects in the Offshore Construction sector were in their engineering phase.

Results attained by Saipem s.a. have greatly exceeded expectations, making the Bouygues Offshore acquisition extremely positive in terms of financial consolidation: +55 million euros in cash flow, +20 million euros in net income.

Total revenues for the Saipem Group in the first half of 2003 amounted to 1,868 million euros and net income to 90 million euros.

In view of the large backlog at the end of 2002, the positive trend in contract acquisitions in the first half 2003 and encouraging signs from the efficient execution of ongoing projects, in particular large turnkey contracts, management believes that in 2003, the Group can maintain the level of results achieved in 2002, although the appreciation of the euro makes this objective even more challenging.

The following events were of particular importance:

- the process of integration involving Saipem s.a. (ex Bouygues Offshore) has been almost completed;
- new contracts awarded to the Group totalled 2,530 million euros (of which 1,628 million in the Offshore Construction sector);
- the conversion of the vessel Maxita into the new Saipem 3000 was completed; Saipem 3000 is a dynamically positioned heavy lifting vessel, particularly suited to deep-water field development operations;
- upgrade works were carried out on the semi-submersible platform Scarabeo 5, aimed at improving produc[illegible] capacity and safety, so as to enable it to carry out a project on behalf of Statoil in Norway; the vessel is curre[illegible] fully operational;
- the purchase of the Indian engineering company International Development Process and Engineering Ltd (ID[illegible] was finalised. The company comprises 210 engineers and specialises in providing base and detail engineeri[illegible] services, procurement and project management services for the Oil & Gas industry.

Results in the first half of the year confirm that investments aimed at strengthening the fleet and provide[illegible] Group with strong engineering and project management competencies, in conjunction with a long stand[illegible] presence in strategic market areas, enable Saipem to enjoy an industrial model that affords a competitive edg[illegible] the market both for the supply of specialised services and the realisation of turnkey projects.

In the tables, figures under the heading "Saipem s.a." relate to Saipem s.a. and its controlled and associated companies.

Saipem group structure



Saipem S.p.A.
100%
Saipem International B.V.
10%
European Marine Investments Ltd.
100%
Saipem Hellas Administration & Management of Ships S.M. Llc
100%
Saipem Energy International S.p.A.
100%
Sonsub S.p.A.
25%
Saipem UK Ltd.
50%
European Marine Contractors Ltd.
100%
European Marine Contractors Netherland B.V.
99.99%
ENM s.a.
100%
Saipem Holding France s.a.s.
75%
50%
100%
Global PetroProjects Services A.G. S.A. Ltd.
100%
ERS Equipment Rental & Services B.V.
50%
50%
SB Construction & Marine Services B.V.
100%
Saipem Perfurações e Construções Petroliferas America do Sul Lda.
100%
Saipem Asia Sdn. Bhd.
100%
Saipem (Portugal) Gestão de Partecipações SGPS S.A.
100%
Saipem (Portugal) Comércio Marítimo Lda.
100%
PT Saipem Indonesia
100%
Sonsub Inc.
100%
Saipem Inc.
100%
Saipem Luxembourg S.A.
100%
Saipem Mediterranean Services Llc.
100%
Petrex S.A.
100%
Petro-Marine/BCI Engineering Inc.
86%
SAIR Construções Mecanicas de Estruturas Maritimas Lda.
99.99%
Saipem do Brasil Ltda.
100%
Saipem Energy International Ltd.
50%
FPSO - Firenze Produção de Pétroleo Lda.
100%
Sonsub A/S
89,4%
Saipem Nigeria Ltd.
50%
FPSO - Mystras Produção de Pétroleo Lda.
100%
FPSO - Mystras (Nigeria) Ltd.
100%
Sonsub International Pty. Ltd.
50%
Saipar Drilling Company B.V.
97%
Saipem Contracting (Nigeria) Ltd.
100%
Sonsub Ltd.
40%
Saipem (Malaysia) Sdn Bhd.
60%
SaudiArabian Saipem Ltd.
50%
Saipem Aban Drilling Co. Pvt. Ltd
100%
Moss Maritime A/S
50%
Moss Arctic Offshore A/S
100%
Moss Maritime Inc.
100%
Moss Offshore A/S



100%
Intermare
Sarda
S.p.A.
100%
Saipem
s.a.
99.99%
Boscongo
s.a.
99.99%
UIC
s.a.r.l.
70%
etromar
Lda.
99%
ımesco
Ltd.
100%
Nissco
Ltd.
99.99%
ouygues
ffshore
Ltd.
100%
aipem
igapore
e. Ltd.
99.9%
ouygues
fshore
nesia Ll.
100%
ra Marine
neering &
struction
agement
vt. Ltd.
49.7%
vicios de
tructiones
ucedo
S.a.r.l.
100%
uygues
hore-UIE
Ltd.
70%
TBE
Ltd.
60%
targulf
FZCO
40%
50%
BOS
Shelf
Ltd.
99.99%
Camom
s.a.
99.97%
CMPO
s.a.
99.98%
CTS*
s.a.
100%
Csmi
s.n.c.
100%
Camom
GMBH
99.99%
Sofresid
Group
s.a.
99.99%
Sofresid
s.a.
99.96%
BOS Sofresid
Algérie
S.p.A.
99.96%
Sofresid
Ouest
s.a.
100%
Société d'Etudes
d'Oléoducs
s.n.c.
99.53%
Sofresid
Aquitaine
s.a.
100%
Sofresid
Provence
s.n.c.
100%
PT Sofresid
Indonesia
Ll.
99.99%
Studeurop
s.a.
100%
Sofresid
Nord
s.n.c.
40%
Doris
Group
50%
Doris USA
Inc.
50%
50%
Offshore Design
Engineering
Ltd.
50%
100%
Saibos
s.a.s.
100%
Saibos
Construções
Marítimas Lda.
100%
Saibos FZE
50%
Upstream
Constructors
International
FZCO
85%
TCPI
S.A.
50%
ROSBOS
S.c.r.l.
100%
BOS
Italia
S.r.l.
50%
Starstroi
Llc.
100%
Katran-K
Llc.
99.96%
SN Technigaz
s.a.
99.99%
IDPE
Ltd.
99.76%
SEPG
s.a.
100%
SCO
s.n.c.
55%
Hazira Cryogenic
Engineering &
Construction
Pvt. Ltd.

Eni GROUP Saipem

Directors' report

Saipem S.p.A. share performance

During the first half 2003, the value of Saipem S.p.A. shares, quoted on the Milan Stock Exchange, increased by 3.4%, from 6.40 euros at the end of 2002 to 6.62 euros at 30th June 2003. Moreover, on 22nd May 2003, a dividend of 0.144 euros per share (0.174 euros per savings share) was distributed to shareholders.
The general atmosphere of uncertainty, caused mainly by the impending war in Iraq, negatively affected the first few months of 2003, with Saipem's share trading lower than at year-end. From March (until the end of the second quarter) the share price recorded an increase greater than the Mib30 index, aided by expectations of economic recovery as well as the award of important contracts.
The volume of shares traded during the first half of the year totalled approximately 269 million, versus 288 million in the first half of 2002, with a total value of 1,620 million euros versus 1,938 million euros in the same period 2002. However, it is worth noting that the first half 2002 had been affected by the operation for the acquisition of Bouygues Offshore, which had resulted in a significant increase in share dealings.
Saving shares, representing a very limited number if compared to ordinary shares, recorded a 5.6% decrease in value, going from 7.19 euros at the end of 2002 to 6.79 euros at 30th June 2003.
Trading of Saipem shares on the Paris Stock Exchange was modest, with prices in line with those recorded in Milan

Share prices on the Milan stock exchange *(prices are in euros)*

	1998	1999	2000	2001	2002	First half 2003
Ordinary Shares (*)						
maximum	6.08	4.34	7.19	7.60	7.66	6.84
minimum	3.11	2.94	3.21	4.16	4.68	5.23
average	4.51	3.79	5.43	6.22	6.41	6.05
price at half-year end	3.60	3.59	5.93	5.49	6.40	6.62
Savings Shares (**)						
maximum	6.06	4.30	7.19	7.49	13.71	7.05
minimum	3.19	3.30	3.30	5.32	5.05	5.80
average	4.33	3.77	5.43	6.51	7.38	6.52
price at half-year end	3.59	3.50	5.80	5.32	7.19	6.79

(*) at 30th June 2003 - no. 440,482,732 ordinary shares
(**) at 30th June 2003 - no. 214,268 savings shares convertible to ordinary shares at par, no time restrictions.

New contracts and backlog

New contracts awarded to the Saipem Group during the first half of 2003 (million euros)

	First half 2002		First half 2003	
	Value	%	Value	%
Saipem S.p.A.	991	53%	608	24%
Saipem s.a.	-	-	1,391	55%
Other Group companies	874	47%	531	21%
Total	**1,865**	**100%**	**2,530**	**100%**
Offshore Construction	1,292	70%	1,628	64%
Offshore Drilling	174	9%	200	8%
Leased FPSO	17	1%	11	-
Onshore Construction	300	16%	326	13%
Onshore Drilling	76	4%	49	2%
Liquefied Natural Gas	6	-	213	9%
Maintenance Modification and Operation	-	-	103	4%
Total	**1,865**	**100%**	**2,530**	**100%**
Italy	84	5%	11	-
Overseas	1,781	95%	2,519	100%
Total	**1,865**	**100%**	**2,530**	**100%**
Eni Group	740	40%	183	7%
Third Parties	1,125	60%	2,347	93%
Total	**1,865**	**100%**	**2,530**	**100%**

In the first half of 2003, the Saipem Group was awarded new contracts totalling 2,530 million euros (1,865 million euros in the same period 2002); orders awarded to Saipem s.a. in the first half of 2003 amounted to 1,391 million euros, of which 1,056 million are in the Offshore Construction sector.
All new contracts are to be carried out outwith Italy and contracts awarded by Eni Group companies amounted to 7% of the overall figure. Finally, orders awarded to the parent company Saipem S.p.A. amounted to 24% of the overall total.

Saipem Group – Order backlog at 30th June 2003 (million euros)

	30th June 2002		30th June 2003	
	Value	%	Value	%
Saipem S.p.A.	1,817	54%	2,083	36%
Other Group companies	1,577	46%	3,737	64%
Total	**3,394**	**100%**	**5,820**	**100%**
Offshore Construction	1,680	50%	3,871	67%
Offshore Drilling	551	16%	597	10%
Leased FPSO	184	5%	164	3%
Onshore Construction	689	20%	599	10%
Onshore Drilling	290	9%	147	3%
Liquefied Natural Gas	–	–	366	6%
Maintenance Modification and Operation	–	–	76	1%
Total	**3,394**	**100%**	**5,820**	**100%**
Italy	65	2%	37	1%
Overseas	3,329	98%	5,783	99%
Total	**3,394**	**100%**	**5,820**	**100%**
Eni Group	1,104	33%	972	17%
Third Parties	2,290	67%	4,848	83%
Total	**3,394**	**100%**	**5,820**	**100%**

At 30th June 2003, the order backlog had reached 5,820 million euros, versus 5,158 million euros at 31st December 2002, showing a 13% increase. Breakdown of activities by sector is as follows: 67% in Offshore Construction, 10% in Offshore Drilling, 10% in Onshore Construction, 6% in Liquefied Natural Gas, 3% in Leased FPSO, 3% in Onshore Drilling and 1% in Maintenance Modification and Operation.
Saipem S.p.A. has 36% of the total order backlog. Orders relating to projects to be carried out outwith Italy amount to 99% of the backlog, whilst orders from ENI Group Companies accounted for approximately 17%.

■ Capital expenditure

Saipem Group capital expenditure in tangible and intangible fixed assets during the first half of 2003 amounted to 133 million euros (29 million of which are attributable to Saipem S.p.A.) versus 267 million (20 million of which attributable to Saipem S.p.A.) in the first half of 2002.

The following table provides a breakdown of capital expenditure:

(million euros)

	First half 2002	First half 2003
Saipem S.p.A.	20	29
Other Group Companies	247	104
Total	**267**	**133**
Offshore Construction	198	48
Offshore Drilling	25	31
Leased FPSO	3	36
Onshore Construction	5	6
Onshore Drilling	31	3
Liquefied Natural Gas	–	4
Maintenance Modification and Operation	–	–
Other	5	5
Total	**267**	**133**

Capital expenditure pertaining to the individual business sectors is detailed in the following paragraphs.
"Other" capital expenditure refers to investments carried out at corporate offices relating to the implementation of the new group-wide integrated information system SAP R3i in addition to hardware and software upgrades at subsidiary companies.

Offshore Construction

	First half 2002	Year 2002	First half 2003
Subsea pipelines laid (km)			
- Italy	58	58	–
- Overseas	1,169	1,740	426
Total km	**1,227**	**1,798**	**426**
structures installed (tons)			
- Italy	2,400	2,400	–
- Overseas	32,350	53,560	52,424
Total tons	**34,750**	**55,960**	**52,424**

Overview

Company acquisitions during 2002 and investments in technical equipment over th previous years have enabled the Saipem Group to have a large and technologicall advanced fleet. Moreover, the purchase and integration of Saipem s.a. has enabled th Group to match the construction strength of the fleet with complementar engineering and project management competencies.

The ability to offer engineering solutions combined with construction capabilitie along with a strong and long-standing presence in strategic markets afford Saipem a industrial model particularly suited to EPIC (Engineering, Procurement, Installatior Construction) projects.

Amongst the semi-submersible vessels equipped with the most advanced state-of-the art technologies, the most important is Saipem 7000 thanks to its dynami positioning system, 14,000 ton lifting capacity and its capability to lay subse pipelines in ultra deep waters using the "J-lay" system, which can handle a suspende load of up to 4,500 tons during laying operations. Other vessels include Castoro Se capable of laying large diameter subsea pipelines; the Field Development Ship, special purpose vessel used in the development of deep water fields, equipped with dynamic positioning system and a 600 ton lifting capacity crane, in addition to vertical pipelaying system able to work in water depths of up to 2,000 metres; Saipen 3000, launched on 4th March 2003, capable of laying flexible pipelines, installin umbilicals and mooring systems in deep waters and installing subsea structures of u to 2,000 tons.

Saipem also boasts a strong position in the subsea market, operating highl sophisticated and technologically advanced vehicles, such as subsea ROVs (Remotel Operated Vehicles), i.e. purpose-equipped robots, able to carry out complex deep water pipeline interventions.

Group companies operating in the Offshore Construction sectors, in addition to th parent company, are: Saipem s.a. and its directly controlled companies Saibo Construções Maritimas Lda., Bos Congo s.a., PetromarLda., Ros Bos S.c.r.l., StarGulf an Bos Shelf Ltd.. Also: Saipem U.K. Ltd., Saipem Inc., European Marine Contractors Ltd Saipem Malaysia Sdn. Bhd., Saipem Asia Sdn. Bhd., PT Saipem Indonesia, Saipen Luxembourg S.A., Saipem (Portugal) Comércio Marítimo Lda., Sonsub, Intermar Sarda S.p.A., Saipem Contracting (Nigeria) Ltd., Saipem Energy International S.p.A Saipem Mediterranean Services Llc., Moss Maritime A/S and Petro-Marine/BG Engineering Inc..

Market conditions

During the first half of the year, the Offshore Construction sector experienced sustained levels of activity, benefiting from substantial investments by the oil companies. Very encouraging signs of recovery have been recorded in the pipelaying sector, in particular for large-diameter pipelines, and the ultra-deepwater subsea development sector. Moreover, good prospects are developing in the so-called "frontier areas" around the Caspian Sea and the Russian Far East (Sakhalin Island). Asia Pacific is a particularly dynamic market for the large diameter pipelaying sector and for the laying of flowlines in conventional waters. In West Africa, deepwater field development activities are growing very rapidly, resulting in the swift expansion of the subsea development as well as the small diameter pipelaying sectors.
The fixed platform market, on the other hand, is currently experiencing a contraction, bearing our the long-term trend of growth in deepwater developments, resulting in fixed platforms being replaced by floating production units.

New contracts

The most important contracts awarded to the Saipem Group for the period were:

- on behalf of Exxon-Mobil, the EPIC (Engineering, Procurement, Installation and Construction) type Kizomba B project in Angola for the development of a subsea field comprised of laying flowlines, risers and umbilicals in addition to other offshore facilities in water depths of up to 1,200 metres. The contract was awarded to Saipem s.a.;
- on behalf of Elf Petroleum Nigeria Ltd, the EPIC-type 'Amenam II' project in Nigeria, comprising engineering, procurement, construction and installation of a platform and a bridge for the Amenam field. The contract was awarded to Saipem s.a.;
- on behalf of NNPC(Nigerian National Petroleum Corporation)/Mobil, the EPIC-type 'East Area EPC2 Additional Oil Recovery' project in Nigeria, comprising engineering, procurement, construction and installation of three platforms, in addition to the laying of subsea pipelines. The contract was awarded to Saipem s.a.;
- on behalf of Conoco Phillips Pipeline Australia Pty Li, the 'Bayu-Darwin Pipeline' project in Australia, comprising engineering, transport and installation of a subsea pipeline, including all pre and post installation activities. The contract was awarded to Saipem (Portugal) Comercio Maritimo Lda;
- on behalf of TotalFinaElf E&P, the EPIC-type 'Dalia' project in Angola, comprising engineering, procurement, construction and assembly of the topsides for the FPSO system due to operate in the Dalia field. The contract was awarded to Saipem s.a. in joint venture with Technip-Coflexip, Stolt Offshore and the Korean companies Samsung HI and DSME;
- on behalf of TTM (Trans Thai-Malaysia) Ltd., the 'TTM Pipeline' project, in Thailand, involving laying of a subsea pipeline and related pre-commissioning activities. The contract was awarded to Saipem Asia;
- on behalf of PTT Exploration and Production Public Company Ltd, the EPIC type 'Bongkot Field Development Phase 3' project, in Thailand, comprising engineering, procurement, construction, transport and installation of a platform, various subsea pipelines and associated facilities. The contract was awarded to Saipem Asia Sdn. Bhd. in consortium with Sembawang Singapore;
- on behalf of BP, the lease of various existing and new-build ROVs (Remotely Operated Vehicles) for the 'Thunder Horse' project (5 years), 'Holstein' and 'Mad Dog' (2 years) and the procurement of an ROV for the 'Atlantis' project. The contracts were awarded to Sonsub Inc.

Capital expenditure

The most significant capital expenditure in this sector included the following:

- the conversion, completed in March 2003, of the Maxita into the new D.P. Heavy Lifting vessel Saipem 3000; the conversion involved the installation of the crane previously onboard the vessel Pearl Marine, which was decommissioned after removing all reusable equipment. Saipem 3000 underwent radical modifications to its hull in order to allow for the installation of the crane and the development of a new engine room; propulsion was increased to improve the capacity of the dynamic positioning system; power generation was increased both for the new propulsion system and to allow for the future installation of a pipelaying system (S-lay or J-lay). The accommodation facilities were also increased from a capacity of 85 to approximately 195 people, whilst upgrading the onboard safety systems. The vessel will have two classification certificates: ABS (American Bureau of Shipping) and DNV (Det Norske Veritas);
- upgrading and maintenance works to the main vessels of the fleet.

Work performed

Activities in the first half of 2003 consisted of the laying of approximately 426 km o pipelines and the installation of 52,424 tons of plant and equipment. Major project included the following.

With regard to the **Blue Stream** project, materials and equipment were moved fron the Russian base of Gelengik and the site reinstated. Works ended on 20th May, wit the client signing the acceptance certificate.

In Libya, Saipem S.p.A. carried out the following operations:

- engineering and procurement of materials for the EPIC type **NC41 Platform** projec on behalf of Agip Gas B.V. The contract entails the project management engineering, procurement, construction, transport and installation of a platform, i addition to assistance with platform operations for the initial six months. Th contract is being carried out by a consortium comprising Saipem S.p.A. (leader) an Hyundai Heavy Industries;
- engineering and procurement of materials for the EPIC type **NC41 Sealines (Bah Essalam)** project on behalf of Eni Gas B.V., comprising project management engineering, procurement, construction, installation, testing and pre commissioning of infield pipelines from the NC41 platform to the shore. Th project also includes the construction of mooring facilities and two expor pipelines;
- engineering and procurement of materials for the **Greenstream (LGTS)** project, o behalf of Greenstream B.V., involving the transport and installation of a subsea ga trunkline from Libya to Sicily (Italy).

In the Far East, the following works were carried out:

- ongoing activities comprise engineering, supply and construction of platforms an pipelines for the EPIC type **Peciko Phase 4** project on behalf of TOTAL Indonesi The offshore scope of work comprises the installation of two platforms, in additio to laying and trenching of seven subsea pipelines, totalling 57 kilometres in lengt Offshore operations will be carried out by the derrick lay barge Castoro II, the tren barge Castoro 10 and the dynamically positioned derrick and pipelay vessel Saipe 3000 off the coast of East Kalimantan (Indonesia);
- engineering and installation activities have begun as part of the contract related t the **Peciko Repair** project on behalf of TOTAL Indonesie. Offshore works entail th replacement of two pipelines, approximately 25 kilometres in total, and will b carried out by the derrick lay barge Castoro II and the trench barge Castoro 10;

- laying activities for two pipelines have been successfully completed and installation activities on two subsea cables are progressing as part of the EPIC type **Panyu** project, on behalf of Devon Energy China Ltd. The scope of work comprises the supply, transport and laying of two pipe-in-pipe lines, two subsea cables and installation of two wellhead platforms. Installation operations will be carried out by the launch cargo barge S45, the semi-submersible pipelay vessel Semac 1 and the new crane vessel Saipem 3000. The project is being carried out by Saipem S.p.A. in consortium with Sembawang and Saipem Asia Sdn. Bhd.;
- project management and installation engineering activities are progressing on the second phase of the **Helang** project on behalf of Nippon Oil. The project consists of transport and installation of a deck off the coast of the Malaysian state of Sarawak (Northern Borneo) utilising the launch cargo barge S45 and 'float-over' technology. The contract is being carried out by Saipem (Malaysia) Sdn. Bhd. and Saipem S.p.A.;
- operations are ongoing on the **Trunkline Systems Expansion (TSEP)** project on behalf of Woodside Energy Ltd. The project comprises transport and installation of a 137-kilometer pipeline connecting offshore production facilities to the Karratha gas plant off the coast of Western Australia. Offshore works will be carried out by the derrick lay barges Castoro II and Semac 1. The contract is being carried out by Saipem (Portugal) Comércio Marítimo Lda.;
- detail engineering and procurement activities are progressing on the EPIC type **Minerva** project on behalf of BHP. The project involves the laying of a 12-kilometer subsea pipeline, two flowlines and a subsea cable. Installation activities will be carried out off the coast of the state of Victoria (Australia), utilising the derrick lay barge Semac 1. The contract is been carried out by Saipem (Portugal) Comércio Marítimo Lda in joint venture with McConnell-Dowell.

In West Africa, Saibos Construções Marítimas Lda carried out the following operations:
- the EPIC type **Amenam** project is nearing completion on behalf of Elf in Nigeria. It comprised the construction of a platform and its installation using the 'float over' method. The project was carried out utilising the pipelay and heavy-lift vessel Castoro Otto and the work lay barge Saibos 230;
- activities are progressing on the **Okpoho** project on behalf of Agip Energy Natural Resources Ltd in Nigeria, comprising engineering, provisioning, construction and commissioning of an offshore platform. The first phase of the project involving the construction of the platform is being carried out by Intermare Sarda S.p.A. and Saipem Contracting (Nigeria) Ltd.; installation will be performed by Saibos Construções Marítimas Lda., utilising the derrick pipelay vessel Castoro Otto;
- construction activities of the EPIC type **Kizomba-A** project in Angola are progressing on behalf of Exxon-Mobil. The project aims at developing a subsea field by laying flowlines, installing risers, minor lines and umbilicals at depths of up to 1,000/1,250 metres. For this project, newly developed engineering concepts patented by Saibos involving deepwater risers, will be utilised for the first time. The project will be carried out by the specialised FDS vessel;
- engineering works have begun on the EPIC type **Kizomba-B** project on behalf of the same client and with the same scope of work but in a different geographical area;
- the **Kuito phase 2** project was successfully completed on behalf of SBM/Imodco in Angola. The project entailed the removal of existing modules on the Kuito platform and installation of new equipment.

In the North Sea, Saipem UK carried out the following works utilising the vessel Saipem 7000:
- the **Kvitebjorn** project on behalf of Statoil in the Norwegian sector, involving transport and installation of a drilling platform. During the first half of this year, the upper part of the jacket was installed in addition to the topsides and the flare stack;
- the **Kristin** project on behalf of Statoil in the Norwegian sector, involving the installation of four subsea templates;

- the **Fram West** project on behalf of Norsk Hydro in the Norwegian sector, for the installation of a module onto an existing platform;
- the first phase of the **Clair** project on behalf of BP in the British sector, involving transport and installation of a subsea template; installation of the platform will be performed in 2004;
- activities are progressing on the **Schiehallion** project on behalf of BP in the British sector, for the installation of a water injection pump on an existing platform.

In the North Sea, the following works were carried out utilising the vessel Castoro Sei:
- the **Seven Heads** project on behalf of Ramco Oil & Gas, comprising engineering, provisioning and laying of a subsea pipeline in Ireland;
- the **Goldeneye** project on behalf of Shell in the British sector, for the laying and hydrotesting of two subsea pipelines;
- the EPIC type project **Nini & Cecile** on behalf of Dong in the Danish sector, involving engineering, provisioning, installation and commissioning of two platforms and two connection subsea pipelines to the existing Siri platform.

On behalf of A.I.O.C. (Azerbaijan International Operating Company), activities involving the installation of a drilling platform have been successfully completed and two vessels are undergoing upgrade and refurbishment works as part of the **Full Field Development Phase 1** project, comprising transport and installation of a template, a drilling platform and a production platform. Operations will be carried out by Saipem S.p.A. in the Caspian Sea.

As part of the **South Pars 4&5** project, on behalf of Eni Iran B.V. in Iran, preparatory activities, engineering and procurement works in addition to the mooring systems have been completed. The project comprises construction and installation of two 100-kilometer subsea pipelines linking the gas production platforms "SPD-5" and "SPD-6" to the onshore Gas Plant located in Assaluyeh. Pipelaying operations will start in September 2003 and will be carried out by the vessel BOS 355 already operating in the Persian Gulf. The contract is being performed by the consortium formed by Saipem S.p.A.(leader) and the Iranian company Sadaf.

The **Oil Terminal** project on behalf of Techint/OCP in Ecuador has been successfully completed utilising the trench barge Castoro 10. The project, comprising the laying of four pipelines, installation of two pipeline manifolds and two mooring buoy systems was performed by Saipem S.p.A.

In the Gulf of Mexico, Saipem Inc. carried out the following works:
- on behalf of Conoco Inc., engineering activities have started on the **Magnoli[a] Deepwater** project, involving construction, transport and installation of eight piles in addition to transport and installation of tendons and facilities for the Tension Le[g] Platform at water depths of up to 1,400 metres. The project will utilise the vessel Saipem 7000 and Saipem 3000;
- on behalf of Dragados Pemex, engineering and project management activities hav[e] started on the **Cantarell EPC-78B** project, comprising transport and installation o[f] five platforms and interconnecting gangways. Works will be carried out utilising th[e] vessel Saipem 7000.

In addition to projects performed by Saibos, Saipem s.a., with several direc[t] subsidiaries, carried out the following activities:
- engineering and material procurement for the EPIC (Engineering, Procuremen[t], Installation & Construction) type **Erha** project, on behalf of Esso Exploration [&] Production Nigeria Ltd, involving the engineering, procurement, constructio[n], transport and commissioning of an FPSO installation on the Erha field in Nigeria;
- engineering and material procurement for the EPIC type **Yoho** project, on behalf [of] Mobil Producing Nigeria Unlimited, involving project management, engineerin[g], procurement, construction, transport, installation and commissioning of the Yo[ho]

platform, laying of subsea pipelines in Nigerian waters and construction of additional facilities;
- the **Girassol** project on behalf of TotalFinaElf in Angola involving the construction and installation of five bundles;
- the **Azeri** project on behalf of A.I.O.C. (Azerbaijan International Operating Company) in Azerbaijan for the construction and installation of two jackets.

Offshore Construction fleet at 30th June 2003

Saipem 7000	Semi-submersible Pipelay and D.P. Derrick vessel capable of lifting structures up to 14,000 tons and of "J-laying" pipelines at depths of up to 3,000 metres.
FDS	Multi-purpose mono-hull dynamically positioned crane and pipelay (J-lay) vessel utilised for the development of deepwater fields at depths of up to 2,100 metres, capable of launching 22" diameter pipe in "J-lay" configuration and lifting structures of up to 600 tons.
Castoro Sei	Semi-submersible pipelay vessel capable of laying large diameter pipe at depths of up to 1,000 metres.
Castoro Otto	Mono-hull derrick pipelay ship capable of laying pipes of up to 60" diameter and lifting structure up to 2,200 tons.
Saipem 3000	Mono-hull derrick pipelay ship capable of laying rigid and flexible pipes in deep waters and lifting structure up to 2,000 tons.
Bar Protector	Dynamically positioned dive support vessel used for deep-water diving operations and works on platforms.
Semac1 (Bar 420)	Semi-submersible pipelay vessel capable of laying large diameter pipes in deep waters.
Castoro II	Derrick lay barge capable of laying pipe of up to 60" diameter and lifting structures up to 1,000 tons.
Castoro 10	Trench barge capable of burying pipes of up to 60" diameter and laying pipes in shallow waters.
Bos 355	Derrick lay barge capable of laying pipe up to 45" diameter and lifting structures up to 600 tons.
Crawler	Derrick lay barge capable of laying pipe up to 60" diameter and lifting structures up to 540 tons.
Saibos 230	Work barge equipped with a mobile crane for piling, marine terminals and fixed platforms
Castoro XI	Heavy-duty cargo barge.
Castoro 9	Launch cargo barge, for structures up to 5,000 tons.
S42	Launch cargo barge, for structures up to 8,000 tons.
S44	Launch cargo barge, for structures up to 30,000 tons.
S45	Launch cargo barge, for structures up to 20,000 tons.
Bos 600	Launch cargo barge, for structures up to 30,000 tons.
Saibos 931	Launch cargo barge, for structures up to 4,000 tons.
Saibos 103	Lightweight cargo barge.

82.4776

	First half 2002	Year 2002	First half 2003
metres drilled			
- Overseas	53,762	124,761	70,949
Total mt	53,762	124,761	70,949
wells drilled			
- Overseas	25	50	33
Total	25	50	33

Overview

In the Offshore Drilling sector, the Group operates in West and North Africa, Brazil, the Persian Gulf, Norway, Peru and India. Amongst the Group's fleet, the following vessels are of particular interest: Saipem 10000, capable of working at depths of up to 3,000 metres using its dynamic positioning system; Scarabeo 7, a semi-submersible vessel capable of operating at depths of up to 1,500 metres and Scarabeo 5, a fourth generation semi-submersible vessel, capable of working at depths of over 1,800 metres and drilling to a depth of 9,000 metres. Besides Saipem S.p.A., other Group companies operating in this sector are: Saipem Nigeria Ltd., with headquarters in Lagos, presiding over the strategic area of West Africa; Petrex S.A., operating in South America; Saudi Arabian Saipem Ltd., operating in the Persian Gulf; and Saipem (Portugal) Comércio Marítimo Lda., which manages all drillships, apart from Scarabec 5, managed by Saipem S.p.A., and Saipem 10000 owned by Saipem Hellas Maritime Services.

Market conditions

Following the strong contraction experienced throughout 2002 in the "mature" area: of the Gulf of Mexico and North Sea, offshore drilling activities have also showr weakness in "frontier areas" and in the deepwater sector.
Furthermore, the fact that a significant number of vessels had been inoperative ir certain areas, has caused them to be transferred to other markets, which has affectec contractual hire rates in general, even those involving the most technologicall advanced vessels.

New contracts

The most significant contracts awarded during the period were:
- on behalf of Exxon Mobil Nigeria, the three-year charter of the semi-submersibl drilling platform Scarabeo 7 in Nigeria. The contract was awarded to Saipem S.p.A.;
- on behalf of Petrobel, the two-year charter of the jack-up Perro Negro 4 in Egypt. Th contact was awarded to Saipem S.p.A.;
- on behalf of TotalFinaElf, the six-month charter of the semi-submersible platforr Scarabeo 6 in Norway. The contract was awarded to Saipem S.p.A.

Capital expenditure

The most significant items of capital expenditure within the Offshore Drilling sector were:
- upgrade works to the semi-submersible platform Scarabeo 5 to enable it to carry out a project in Norwegian waters on behalf of Statoil;
- ordinary and extraordinary investments carried out to the fleet, to ensure compliance with international regulations and to customise vessels to client specific requirements.

Work performed

Activities during the first half of 2003 involved the drilling of 33 wells, for a total of approximately 70,949 metres.

The deep-water drillship **Saipem 10000**, once the vessel's full drilling capacity to depths of up to 3,000 metres had been restored, was transferred to Brazilian waters where it operated throughout the first half of 2003 on behalf of Agip do Brasil and TotalFinaElf. Upon completion, the vessel was transferred to Nigeria where it will operate on behalf of NAE on the ABO field until the end of the year.

The semi-submersible platform **Scarabeo 3**, having undergone structural repairs at the beginning of the year, concluded drilling operations off the Congolese coast on behalf of Eni Congo S.A. The vessel then was transferred to Gabon waters, where it operated on behalf of Eni Gabon S.A.

In the first half of 2003, the semi-submersible platform **Scarabeo 4** continued operations in Nigerian waters on behalf of NAOC.

In May, the semi-submersible platform **Scarabeo 5**, having completed client-specific upgrading works, started drilling operations off the coast of Norway on behalf of Statoil, as part of a three-year contract.

The semi-submersible platform **Scarabeo 6**, having undergone structural repairs at the beginning of the year, operated in Norwegian waters on behalf of TotalFinaElf.

The semi-submersible platform **Scarabeo 7** carried out activities in Nigerian waters on behalf of NAE in the ABO field; in May, it started upgrading works in order to enable it to carry out a three-year contract on behalf of Exxon Mobil Nigeria.

During the first half of the year, the jack-up **Perro Negro 2** continued drilling activities in the Persian Gulf on behalf of Saudi Aramco.

The jack-up **Perro Negro 3** continued drilling and workover operations in Indian waters on behalf of ONGC, in joint venture with Jindal.

The jack-up **Perro Negro 4** continued to perform workover operations on behalf of Petrobel in the Gulf of Suez. The contract has been extended until November 2004.

The jack-up **Perro Negro 5** continued drilling operations off the Nigerian coast on behalf of Belbop.

The self-elevating platform **Shahid Rajaie**, owned by NIDC but managed by Saipem, has started drilling operations in Iranian waters on behalf of Eni Iran B.V.

In April, the **"package 5820"** installation started operations on behalf of TotalFinaElf, as part of the one-year contract, with two options for a further year each, in Libyan waters.

In Congo, workover and maintenance works continued on the fixed platforms owned by Eni Congo S.A.

In Libya, maintenance operations are continuing on the fixed platforms DP3 and DP4 on behalf of Agip Oil Libya. The platforms and the three drillings rigs are owned by the client.

In Peru, on behalf of Petrotech, two installations have been leased out to perform workover and pulling operations.

Utilisation of vessels

Utilisation of main vessels was as follows:

Vessel	Days under contract	
Semi-submersible platform Scarabeo 3	108	a
Semi-submersible platform Scarabeo 4	169	a
Semi-submersible platform Scarabeo 5 (*)	44	b.
Semi-submersible platform Scarabeo 6	155	a
Semi-submersible platform Scarabeo 7	140	c
Drill-ship Saipem 10000	181	
Jack-up Perro Negro 2	181	
Jack-up Perro Negro 3	173	a
Jack-up Perro Negro 4	181	
Jack-up Perro Negro 5	181	

(*) Vessel leased by Saipem S.p.A.

a = For the remaining days (to 181), the vessel underwent structural repairs.
b = during the period, the vessel underwent upgrading works in readiness for a new contract in Norway.
c = during the period, the vessel underwent upgrading works in readiness for a new contract in Nigeria.

Leased Fpso

Overview

With the acquisition of Moss Maritime and Saipem s.a., the Saipem Group significantly strengthened its design expertise in the floating production sector and its ability to manage turnkey projects. The fleet comprises: FPSO Firenze and FPSO Jamestown and a new FPSO vessel, Mystras, is currently being converted and will be completed in the second half of 2003. The aforementioned initiatives are being developed in joint venture with Single Buoy Moorings.
Companies operating in the Leased FPSO sector are: FPSO-Firenze Produção de Petróleo Lda., FPSO-Mystras Produção de Petróleo Lda., Moss Maritime AS and Saipem s.a.

Market conditions

This sector's future growth is particularly promising in Asia Pacific and West Africa. In Asia the development should interest small-medium projects, whilst West Africa should experience a significant number of large deepwater projects. In these two key areas, the emerging trend is towards an increase in lease-type contracts rather than sale-type contracts. Oil companies are resorting to leasing, as this enables them to finance, at least partially, the necessary field development investment through the cash flow generated by the project itself and thereby reducing the risk connected with estimating the field production life.

New contracts

During the first half of 2003, Eni Exploration & Production Division exercised the option to extend activities by the FPSO - Firenze for a further 18 months.

Capital expenditure

Activities on the conversion of the tanker Mystras, acquired in 2002, into an FPSO (Floating, Production, storage and offloading system) vessel are progressing.

Work performed

FPSO - Firenze Produção De Petróleo Lda.
The vessel operated continuously throughout the first half 2003 on the Aquila 2 and 3 wells, in the southern part of the Adriatic Sea (Italy) at depths of 850 metres.

FPSO - Mystras Produção De Petróleo Lda.
The production vessel Jamestown, owned by the company, operated continuously throughout the period in Nigeria on the Okono/Okpoho fields, at depths ranging from 60 to 130 metres.

Onshore Construction

	First half 2002	Year 2002	First half 2003
Pipeline laid (km)			
- Overseas	451	687	222
Total km	**451**	**687**	**222**
Industrial plant (tons)			
- Overseas	13,400	30,060	9,350
Total tons	**13,400**	**30,060**	**9,350**

Overview

The Group, over the years, has consistently strengthened its presence in the Onshore Construction sector through the realisation of critical projects such as the laying of large diameter pipelines and the construction of upstream plants in difficult environments. The integration of Saipem s.a. enabled the Group to complement its construction capabilities with engineering and project management competencies, thereby providing Saipem with the necessary expertise to be a leading turnkey contractor, also in this sector. The areas in which the Group has a long-term presence and operates consistently are the Arabian Peninsula, Nigeria, Russia and Algeria. The Group is also still engaged in Kazakhstan, where it operates in joint venture with another international contractor. Moreover, the Group operates in Oman and Cameroon. In addition to the parent company (individually or in association with other international operators), the following subsidiaries carry out onshore construction activities: Saipem s.a., Saipem Contracting (Nigeria) Ltd., Saudi Arabian Saipem Ltd., Sofresid, Bos Sofresid Algerie S.p.A., Nissco Ltd., Starstroi Llc. and Katran-K Llc.

Market conditions

The upstream and midstream segments, whilst showing signs of a slowdown, are experiencing, on the whole, a positive phase with promising prospects in the medium term. This is attributable to good structural market conditions driven by the growing trend in gas demand. In the upstream segment, activities have been particularly buoyant in the "new energy provinces" of Central Asia (especially Kazakhstan), the Middle East and Africa.
With regard to midstream activities, the best prospects are to be found in Central Asia, Russia and the Far East, due to their need to develop new oil and gas transport infrastructure towards consumer countries.
By contrast, the downstream market has been negatively affected by excess capacity in the last few years; however, the increase in energy demand in developing countries is fostering the development of new opportunities. The Asia Pacific region is to play a prominent role in the future development of this segment, thanks also to the great potential in China; prospects in the Middle East are also very encouraging.

New contracts

The most significant contracts awarded during the period were:

- on behalf of NAOC, the Okpai Power Plant project in Nigeria, involving the construction of a 'combined cycle' Power Generation Plant. The contract was awarded to Saipem S.p.A. in consortium with Alstom Power Italia (leader);
- on behalf of Saudi Aramco, the East-West Rabigh Crude Pipeline project in Saudi Arabia, comprising engineering, procurement and laying of a pipeline. The contract was awarded to Saudi Arabian Saipem Ltd.;
- on behalf of Sonatrach, phase 2 of the EPC type OZ2 (Arzew Pump Stations) project in Algeria, comprising the engineering, procurement, construction and commissioning of three pumping stations for the Haoudh El Hamra-Arzew pipeline. The contract was awarded to Saipem S.p.A. in consortium with Spie Capag upon completion of Phase 1 (the latter had already been awarded to the same consortium in 2000).

Capital expenditure

Capital expenditure in the Onshore Construction sector focused entirely on the acquisition and upgrading of plant and equipment necessary for the realisation of projects in Algeria, Saudi Arabia and Nigeria.

Work performed

Onshore Construction activities during the first half of the year comprised the laying of 222 km of pipe of various diameters and installation of 9,350 tons of equipment. The most important works are detailed as follows by geographical area.

In Kazakhstan, with regard to the **Karachaganak** project on behalf of Karachaganak Petroleum Operating B.V. in joint venture with Consolidated Contractors Int. Co., following the completion of the 24" pipeline, totalling 650 km, construction and commissioning activities for one of the two plants for the treatment/compression of gas/condensate were also performed successfully, whilst operations on the second plant and pipelaying of gathering and flowlines are expected to reach completion at the end of 2003.

In Saudi Arabia, on behalf of Aramco, the EPC type **AY-1 P/L Conversion** project is nearing completion. The project comprised the conversion of the AY-1 pipeline from an oil to a gas line.
On behalf of SWCC, and in joint venture with Snamprogetti, the company has almost completed the commissioning phase for the pumping stations on the EPC type **Shoaiba** -Jeddah Water Transmission System project.
On behalf of Saudi Aramco, the **Khuff** project (service orders) is ongoing. The contract comprises maintenance works on gathering and flowlines.
On behalf of Snamprogetti, the **Harad Arab Light** project has been successfully completed. This project was of strategic importance to Saipem, as it was the first such project won in Saudi Arabia. It comprised the construction of a GOSP (Gas Oil Separation Plant) and a pipeline in addition to the installation of new equipment in the existing Hawiyah Water Injection Plant.
On behalf Saudi Aramco, mobilisation of the Project Team has started for the East West **Rabigh** Crude Pipeline project, which comprises engineering, procurement and construction of a pipeline.

In Nigeria, on behalf of NAOC, engineering activities for the **NLNG Phase 3 Obiafu/Obrikon** project have been completed, whilst material procurement and construction activities relating to prefabrication and installation works are progressing.
On behalf of NAOC, construction and installation works for the **fourth compression module at Obiafu-Obrikon** have been completed. Also, civil works are progressing in various areas.
On behalf of NGC, having completed the **Rehabilitation of NGC Gas Metering Stations** project, extra works requested by the Client have been carried out.
On behalf of TotalFinaElf, installation operations of two Screw Compressors within the **Obaji** plant have been completed.

In Algeria, activities are ongoing on the EPIC type **OZ2 (Arzew Pump Stations)** project, on behalf of Sonatrach, in joint venture with Spie Capag, comprising the implementation of four pumping stations, plus the option of three additional intermediate stations, and the Haoud El Hamra - Arzew oil pipeline. The Project Management Team was successfully mobilised in France (Paris-Cergy), whilst engineering and procurement activities are ongoing. Furthermore, civil, mechanical and electro-instrumentation works are currently being carried out by local and international companies.
With regard to the **ROD** project, carried out by Saipem S.p.A. in association with Saipem s.a. on behalf of BHP/Sonatrach, comprising the construction of an oil treatment plant and a 330-kilometer pipeline network, engineering and material procurement activities are ongoing. Additionally, civil, mechanical and electro-instrumentation works are currently being carried out by local and international companies.

In addition to the ROD project in association with Saipem S.p.A., in the first half of 2003 Saipem s.a. and its controlled companies carried out the following activities:
- in Nigeria, on behalf of SPDC, works are progressing on the **Cawthorne Channel** project for the laying of a 74-kilometer pipeline in marshland, utilising purposely engineered barges;
- in Russia, as part of the **Blue Stream** project on behalf of Blue Stream Pipeline Company B.V., operations are progressing on the construction of the Beregovaya compression station;
- in Algeria, BOS Sofresid Algérie S.p.A. successfully completed activities on the **Mesdar** project on behalf of Sonatrach for the construction of an oil terminal and gathering stations;
- in Russia, Starstroi completed engineering and design activities for the **Sakhalin II** project, on behalf of Sakhalin Energy Ltd, comprising the offshore and onshore pipelaying activities and installation of compression and pumping stations, in addition to a terminal.

Onshore Construction equipment at 30th June 2003

	No.
Cranes from 10 to 150 tons	122
Backhoes	96
Sidebooms	165
Pay welders	65
Pay and wheeled loaders	60
Trenchers	2
Dozers – tracked loaders	71
Motor graders and compactor rollers	43
Rock drills	11
Various wheeled tractors	98
Pipe bending machinery	32
Cars – off road vehicles - trucks – buses	770
Trailers – semi-trailers – dollies	107
Pipe boring/pushing machines	3
Motorised and electric welding machines	1,053
Water pumps and air compressors	165
Power generators	238
Accommodation facilities (beds) (*)	4,946

(*) includes the camp in Kazakhstan

Onshore Drilling

	First half 2002	Year 2002	First half 2003
metres drilled			
- Italy	4,973	10,693	10,073
- Overseas	147,437	337,347	190,215
Total mt	**152,410**	**348,040**	**200,288**
wells drilled			
- Italy	2	5	2
- Overseas	47	95	62
Total	**49**	**100**	**64**

Overview

In the Onshore Drilling sector, the Group operates in Italy, Algeria, Egypt, Nigeria, Saudi Arabia, Kazakhstan, Russia, Peru and Venezuela through the parent company as well as Saipem Nigeria Ltd., Petrex S.A., Sadco (an Indian company jointly owned and managed with Aban Drilling Co.), SaiPar (jointly owned and managed with Parker Drilling Co. destined to operate in Kazakhstan), Saudi Arabian Saipem Ltd. and Saipem Perfurações e Construções Petrolíferas América Do Sul Lda. Furthermore, Saipem S.p.A. in joint venture with Trevi S.p.A. manages and operates highly innovative and technologically advanced drilling installations in Italy and Venezuela.

Market conditions

During the first half 2003, markets on the American continent (USA, Canada and Latin America) only partially recovered from the strong contraction experienced in 2002.
In the rest of the world, onshore drilling activities have not been affected by the negative phase experienced on the American markets, consolidating the steady levels of operations recorded in 2002.

New contracts

The most significant contracts awarded to the Group in the first half 2003 comprise:
- on behalf of Maersk Oil Kazakhstan, the one-year lease of a rig in Kazakhstan. The contract was awarded to Saipem S.p.A.;
- on behalf of Petrobel, the two-year lease of a rig in Egypt. The contract was awarded to Saipem S.p.A.;
- on behalf of Eni Dacion B.V., the one-year lease, plus the option of a further year, of two rigs in Venezuela. The contract was awarded to Petrex Sa.;
- on behalf of Sonatrach/Agip, the ten-month lease of a rig in Algeria. The contract was awarded to Saipem S.p.A.

Capital expenditure

Capital expenditure in the Onshore Drilling sector related to upgrading works and maintenance activities on rigs and installation, necessary to ensure continuous operational efficiency.

Work performed

Activities in the first half of 2003 comprised the drilling of 64 wells, totalling approximately 200,288 metres drilled.

In **Italy** onshore drilling operations were performed on behalf of Eni E & P Division utilising three rigs, two of which were used for drilling deep wells and one for drilling medium/deep wells.
In particular:
- two high-depth drilling rigs are completing drilling operations of two wells in the Novara area;
- one medium/high-depth drilling rig is operating in the Pescara district.

Eight rigs have been operating in **Saudi Arabia** as part of the three-year contract with an option of an additional year on behalf of Saudi Aramco.

In **Algeria**, a medium-depth drilling rig has continued operations as part of a two-year contract on behalf of BHP; whilst another medium-depth rig is working on behalf of Groupement Sonatrach-Agip.

In **Egypt**, a medium-depth drilling rig continued operating on behalf of Petrobel as part of a contract due to reach completion at the end of 2004.

In **Russia** (Astrakan), a medium-depth drilling rig continued operations on behalf of Agip Energy Astrakan, whilst another medium-depth rig was transferred from Kazakhstan at Eni Energy B.V.'s request for a potential drilling contract. This option did not materialise and the rig is currently awaiting placement.

In **Nigeria**, a high-depth drilling rig continued operations on behalf of Elf Petroleum as part of a contract for the drilling of four wells; a medium/high-depth rig operated on behalf of NAOC within a one-year contract with an option of an additional 12 months; another medium/high-depth rig continued drilling operations on behalf of NAOC.

In **Peru**, the following activities were carried out:
- a rig performed drilling operations of an exploration well and five development wells on behalf of Petrobras Peru in the area of Talara;
- a drilling rig operated on behalf of Pluspetrol in the area of Teniente Lopez (Amazon forest).

With regard to onshore workover and pulling operations, the following activities were performed:
- 37 pulling and workover operations were carried out in the Trompetero area on behalf of Pluspetrol;
- a total of 38 pulling and workover operations were carried out in the area of Teniente Lopez on behalf of Pluspetrol;
- 281 pulling and workover operations were carried out in the Talara area on behalf of Petrobras Peru;
- 4 workover operations were carried out in the area of Daciòn (Venezuela) on behalf of Eni Daciòn B.V.

The SaiTre Consortium, between Saipem S.p.A. (51%) and Trevi S.p.A. (49%), continued drilling operations of medium-depth/shallow wells on behalf of Eni E&P Division, utilising a technologically advanced hydraulic system.
Operations of the SaiTre rig in Venezuela has continued on behalf of Eni Daciòn B.V., after an interruption resulting from the Venezuelan political situation.

In **Kazakhstan**, workover operations continued on behalf of Karachaganak Petroleum Operating (K.P.O.) in the province of Uralsk. In the first half of 2003, the following equipment was utilised: one rig chartered from the local company Kazburgas, one rig owned by Saipem S.p.A. and one rig by the US company Parker.

Utilisation of equipment

Onshore drilling activities amounted to an average rig utilisation of 84% (89% in the same period 2002). The geographical breakdown is as follows: 10 rigs operated in Peru, 3 in Italy, 3 in Nigeria, 2 in Algeria, 1 in Egypt, 1 in Kazakhstan, 1 in Russia and 8 in Saudi Arabia.
Additionally, five third-party rigs have been operating in Peru and one third-party rig operated in joint venture with SaiPar in Kazakhstan.
Finally, 3 rigs have been operated jointly with third parties as follows: 1 in Italy, 1 in Venezuela and 1 in Kazakhstan.

Liquefied Natural Gas (LNG)

Overview

The Saipem Group has developed a strong presence in this sector, following the acquisition of Saipem s.a., which enabled the integration of the competencies brought by Moss Maritime, a company acquired in 2001. Saipem s.a. operates in this sector through its controlled company Technigaz, world leader in EPC projects, and through the associated company GTT (Gaz Transport et Technigaz), leader, with Moss Maritime, in the LNG transport segment due to innovative and highly advanced technology. Operational activities are focused mainly in the Mediterranean area in addition to a particularly challenging and demanding project currently underway in India.

Market conditions

The LNG sector is currently experiencing a strong development phase, which is expected to continue in future years with higher growth rates than the energy industry as a whole. New projects are increasing both in the liquefaction and regasification compartments, along with the number of carriers under construction. The most interesting geographical areas for the regasification segment are the United States, Europe and, to a lesser extent, Asia Pacific, an already relatively mature area in this type of activity.
Prospects for the Maritime Works sector are encouraging, due to the strong growth expected in LNG and also to the anticipated expansion of maritime traffic, which is the other important driver for this sector. Main areas of development are Europe, Asia and Latin America.

New contracts

The most important contracts awarded to the Group in the first half of the year include:
- on behalf of the joint venture CNOOC/BP and other Chinese partners, the EPC type Guangdong project in the People's Republic of China, comprising engineering, procurement, construction and commissioning of a re-gasification terminal. The contract was awarded to Saipem s.a. in joint venture with the engineering companies Technimont and Sofregaz;
- on behalf of ASTM (Agence Spéciale Tanger Méditerranée), the Tanger Port project in Morocco, involving excavation and redevelopment works in the port of Tangiers. The contract was awarded to Saipem s.a. (33%), in consortium with Bouygues Travaux Publics (33%) and Bymaro (33%).

Capital expenditure

Investments in the first half of 2003 pertain to studies and patents aimed at maintaining a competitive advantage as well as identifying new technological solutions for the execution of projects.

Work performed

In Spain, activities on the following projects are ongoing:

- the **Bilbao** project on behalf of BBG (Bahia de Bizkaia Gas), for the construction and installation of two LNG storage tanks;
- the **Huelva** project on behalf of Enagas, for the construction and installation of an LNG storage tank;
- the **Cartagena** project on behalf of Enagas comprising the construction and installation of an LNG storage tank.

In India, the **Hazira** project is ongoing on behalf of Shell Global Solutions for the engineering and construction of an LNG import terminal.

In the Dominican Republic, construction activities on a container terminal are progressing on behalf of Caucedo Investments Inc., as part of the **Caucedo** project.

In Egypt, on behalf of KJT (Kellog, JGC, Tecnicas Reunidas), activities on the **Damietta** project progressed. The project entailed the construction and installation of two cryogenic tanks for the storage of liquefied gas.

Maintenance Modification and Operation (MMO)

Overview

Following the acquisition of Saipem s.a., the Saipem Group has started operating in this sector, which completes the range of services offered to oil companies. In this sector, Saipem s.a. currently provides services mainly in Western Europe and Russia, in petrochemical plants and refineries, and in West Africa in upstream oil infrastructure. Operations are mainly carried out through the companies Camom s.a., Tecnoprojecto Internacional Projectos e Realizacoes Industriais and Petromar Lda.
On 5th June 2003, the new company Energy Maintenance Services S.p.A. was established; it is jointly owned and managed with Eni Exploration & Production Division and will be handling maintenance activities in Italy.

Market conditions

The maintenance market is expected to continue the current trend, characterised by moderate but steady growth. In particular, the MMO sector is buoyed by encouraging prospects in frontier areas, where the presence of oil infrastructure is growing, thereby underpinning the expectation of increased demand in this sector.

New contracts

The most important contracts awarded to the Group in the first half of the year include:
- on behalf of TotalFinaElf, the renewal of the Global Maintenance contract for facilities in Angola;
- on behalf of Exxon Mobil, the maintenance of pipeline field facilities associated with the Chad-Cameroon project.

Capital expenditure

Capital expenditure was extremely limited and involved the purchase of machinery and equipment required to carry out operational activities.

Work performed

In the first half of 2003, activities have progressed in Europe, in particular France and Germany, in the petrochemical sector mainly on behalf of TotalFinaElf, Exxon Mobil, Shell and Rhodia.
In West Africa, maintenance interventions have been carried out on behalf of SPDC and TotalFinaElf Angola.
In Russia and Kazakhstan, activities on behalf of Caspian Pipeline Consortium are continuing.

Results of operations

Saipem Group - Reclassified Income statement (million euros)

First half	Saipem 2002	Saipem "stand alone" 2003	Saipem s.a. 2003	Saipem Consolidated 2003
Revenues	1,324	1,132	736	1,868
Other revenues and income	10	4	-	4
Purchases, services and other costs	(793)	(727)	(523)	(1,250)
Payroll and related costs	(243)	(212)	(143)	(355)
Gross operating income	**298**	**197**	**70**	**267**
Amortisation, depreciation and write-downs	(128)	(94)	(14)	(108)
Saipem s.a. goodwill amortisation	-	-	-	(21)
Operating income	**170**	**103**	**56**	**138**
Financial income (expenses), net	(20)	(12)	1	(26)(a)
Income from investments	-	1	7	8
Income before extraordinary items & income taxes	**150**	**92**	**64**	**120**
Extraordinary expenses, net	(2)	-	-	-
Income before income taxes	**148**	**92**	**64**	**120**
Income taxes	(35)	(22)	(13)	(30)(b)
Net income before minority interest	**113**	**70**	**51**	**90**
Minority interest	(1)	-	-	-
Net income	**112**	**70**	**51**	**90**
Cash flow (Net income + Depreciation and amortisation)	**240**	**164**	**65**	**219**

(a) Includes expenses of 15 million euros due to interest on debt resulting from Saipem s.a.'s acquisition.
(b) Includes a positive amount of 5 million euros due to tax effect on financial expenses, as per (a) above.

Saipem "stand alone"

Revenues for the first half 2003 amounted to 1,132 million euros, a reduction of 192 million euros (-14.5%) versus those of the first half 2002. This reduction is entirely attributable to the decrease in revenues experienced in the Offshore Construction sector, resulting from the fact that the first half 2002 had been positively affected by the Blue Stream project.

Gross operating income amounted to 197 million euros, a 34% decrease versus the same period 2002; this is attributable to a decrease in revenues and the greater incidence of EPIC type projects in the first half 2003, which generate lower profitability when compared to installation and pipelaying contracts. Another factor contributing to lower profitability is the reduced utilisation of Offshore Construction vessels.

Depreciation and amortisation of tangible and intangible fixed assets amounted to 94 million euros, an decrease of 34 million versus the previous year resulting from the

completion, in 2002, of important projects which had required specific investments. Consequently, the **operating income** amounted to 103 million euros, a decrease of 39% versus the first half of 2002.
Net financial expenses for the period of 12 million euros, are 8 million euros lower than those for the first half 2002, due both to a reduction in interest rates and lower average financial debt.
Income before extraordinary items and income taxes amounted to 92 million euros, a reduction of 38.7% versus the same period 2002.
There are no extraordinary expenses, thereby showing an improvement of 2 million euros versus the first half of 2002.
Income before income taxes, therefore, totalled 92 million euros, a decrease of 37.8% versus the fist half of the previous year.
Taxes amounted to 22 million euros, a reduction of 13 million euros versus the first half of 2002 and at a tax rate of 24%, versus 23,6% in the same period the previous year.
Net income of 70 million euros, decreased by 42 million euros (-37.5%) versus the first half of 2002.

Saipem s.a./consolidated

Operating revenues generated by Saipem s.a. in the first half 2003 of 736 million euros are mainly attributable to: projects in the Offshore Construction sector, currently under execution in West Africa (426 million euros); projects in the Onshore Construction sector under execution in North Africa and Russia (129 million euros); and projects in the Liquefied Natural Gas (LNG) and Maintenance Modification and Operation (MMO) sectors (181 million euros).
Gross operating income amounted to 70 million euros, with profitability for the first half of the year at 9.5% of revenues.
Depreciation and amortisation of tangible and intangible fixed assets of Saipem s.a. amounted to 14 million euros.

The consolidated **operating income** amounted to 138 million euros, equal to 7.4% of revenues, net of goodwill amortisation resulting from the acquisition of Saipem s.a. (21 million euros).
Saipem s.a.'s financial income, amounting to 8 million euros, is mainly attributable to income from non-consolidated holdings. Financial expenses relating to interest accrued on increased debt from Saipem s.a.'s acquisition amounted to 15 million euros.

Consolidated **income before income taxes**, therefore, totalled 120 million euros.
Saipem s.a.'s income taxes amounted to 13 million euros, whereas the positive effect on financial expenses resulting from interest accrued on increased debt from Saipem s.a.'s acquisition amounted to 5 million euros.
The group's tax rate levelled off at 25%.
Consolidated **net income** totalled 90 million euros, equal to 4.8% of revenues.
In the first half of 2003, the acquisition of Saipem s.a., taking into account goodwill amortisation and all related financial and fiscal effects, proved accretive to the extent of 20 million euros in terms of net income and to the extent of 55 million euros in terms of cash flow.

Operating income and costs by destination (million euros)

First half	Saipem 2002	Saipem "stand alone" 2003	Saipem s.a. 2003	Saipem Consolidated 2003
Operating revenues	1,324	1,132	736	1,868
Production costs	(1,089)	(944)	(628)	(1,593)(a)
Idle/downtime costs	(18)	(33)	(8)	(41)
Selling expenses	(14)	(12)	(24)	(36)
Research and development costs	(1)	(1)	(3)	(4)
Other operating income (net)	6	1	-	1
Contribution from operations	**208**	**143**	**73**	**195**
General and administrative expenses	(38)	(40)	(17)	(57)
Operating income	**170**	**103**	**56**	**138**

(a) Includes Saipem s.a. goodwill amortisation of 21 million euros

Saipem "stand alone"

In the first half of 2003, **operating revenues** amounted to 1,132 million euros, a decrease of 192 million euros, as previously explained.
Production costs, which include direct costs of sales and amortisation and depreciation of vessels and equipment, amounted to 944 million euros (1,089 million euros in the first half of 2002), a decrease of 13%, in line with the decrease in volumes.
Idle/downtime costs increased by 15 million euros due to the current status of new projects, which as they are in their engineering and procurement phases, do not require the deployment of the fleet.
Selling expenses decreased by 2 million euros following the rationalisation of structures and synergies resulting from the integration.
Research and development costs are in line with those of the same period the previous year.
Other net operating income in the first half of 2003 amounted to 1 million euros, versus net income of 6 million euros in the first half of 2002. The positive balance in 2003, as that in 2002, is attributable to the disposal of equipment no longer operationally viable.

Contribution from operations decreased by 31.2%, totalling 143 million euros.

General and administrative expenses amounted to 40 million euros, an increase of 2 million euros versus the first half of 2002. This increase is due partly to the establishment of new companies necessary to support operational activities, costs resulting from the group-wide implementation of software packages and from the rationalisation and integration programs launched during the second half of 2002.

Saipem s.a./consolidated

In the first half of 2003 as previously stated, Saipem s.a. achieved **operating revenues** of 736 million euros.
Production costs amounted to 628 million euros and idle/downtime costs to 8 million euros.
Selling expenses, equal to 24 million euros, are attributable to commitments to new initiatives, which produced positive results in the award of projects in West Africa.
Research and development costs amounted to 3 million euros.

Contribution from operations totalled 73 million euros, with profitability at 10% of revenues.
General and administrative expenses, amounting to 17 million euros, represent 2.3% of revenues.

At consolidated level, taking into account goodwill amortisation of 21 million euros, the Saipem Group **operating income** totalled 138 million euros, with a weight on revenues of 7.4%.

Offshore Construction:

(million euros)

First half	Saipem (**) 2002	Saipem "stand alone" 2003	Saipem s.a. 2003	Saipem Consolidated 2003
Operating revenues	841	607	426	1.033
Selling expenses, net of cost of materials	(533)	(368)	(336)	(704)
Cost of materials	(119)	(139)	(38)	(177)
Depreciation and amortisation	(62)	(39)	(8)	(47)
Contribution from operations (*)	127	61	44	105
Saipem s.a. goodwill amortisation				(11)
Contribution from operations, net				94

(*) Operating Income before general and administrative expenses
(**) not inclusive of L.N.G. sector reclassified data

Saipem "stand alone"

Revenues in first half 2003 amounted to 607 million euros, a 28% decrease versus the same period 2002, due to the fact that 2002 had been positively affected by the Blue Stream project. EPIC (Engineering, Procurement, Installation, Construction) type projects, currently ongoing in North and West Africa have reached full-scale operations, thereby generating significantly higher revenue levels when compared to the previous quarter.
Contribution from operations in the first half 2003 amounted to 61 million euros, equal to 10% of revenues, versus 127 million euros, equal to 15% of revenues in the same period 2002. This decrease in profitability is related to the greater incidence of EPIC type projects, which, not being in their installation and construction phases, resulted in a lower utilisation of vessels.

Saipem s.a./consolidated

Operating revenues generated by Saipem s.a. in the first half 2003 amounted to 426 million euros and are attributable to full-scale operations for ongoing projects in West Africa. Contribution from operations amounted to 44 million euros, with profitability at 10.3% of revenues.

Consequently, profitability at consolidated level, net of goodwill amortisation, stood at 9.1% of revenues.

Offshore Drilling

(million euros)

First half	2002	2003
Operating revenues	169	153
Selling expenses	(100)	(99)
Depreciation and amortisation	(22)	(17)
Contribution from operations (*)	47	37

(*) Operating Income before general and administrative expenses

Operating revenues for the first half 2003 showed a reduction of 9.5% versus the same period 2002, mainly due to contract specific upgrading works or structural repairs carried out on the semi-submersible platforms Scarabeo 3, Scarabeo 5 and Scarabeo 7, resulting in the temporary suspension of operational activities, which were only partially compensated for by the full-scale operations by the drill ship Saipem 10000 and the jack-up Perro Negro 2.
Contribution from operations in the first half 2003 decreased by 10 million euros versus the first quarter 2002, with a margin on revenue declining from 27.8% to 24.2%. The reduction in profitability is attributable to the aforementioned maintenance and upgrading works.

Leased FPSO

(million euros)

First half	2002	2003
Operating revenues	17	17
Operating expenses	(3)	(6)
Depreciation and amortisation	(9)	(7)
Contribution from operations (*)	5	4

(*) Operating Income before general and administrative expenses

In the first half 2003, operating revenues were in line with those of the same period 2002. Contribution from operations amounted to 4 million euros, equal to 23.5% of revenues, versus 5 million euros, equal to 29.4% of revenues for the first half 2002.

Onshore Construction

(million euros)

	Saipem	Saipem "stand alone"	Saipem s.a.	Saipem Consolidated
First half	2002	2003	2003	2003
Operating revenues	188	254	129	383
Operating expenses, net of cost of materials	(120)	(143)	(101)	(244)
Cost of materials	(37)	(69)	(16)	(85)
Depreciation and amortisation	(13)	(14)	(3)	(17)
Contribution from operations (*)	18	28	9	37
Saipem s.a. goodwill amortisation				(4)
Contribution from operations, net				33

(*) Operating Income before general and administrative expenses

Saipem "stand alone"

Full-scale operations on projects in Kazakhstan, North Africa and Saudi Arabia allowed the company to achieve, in the first half 2003, revenues 66 million euros greater (+35%) than those for the same period 2002.
Contribution from operations, in the first half 2003, amounted to 28 million euros, equal to 11% of revenues, versus 18 million euros, equal to 9.6% of revenues for the same period 2002. The increased profitability validates the focus placed on complex projects in challenging areas, where the Group maintains a competitive advantage over local operators.

Saipem s.a./consolidated

Operating revenues generated by Saipem s.a. in the first half 2003 amounted to 129 million euros and are attributable to projects in North Africa and Russia. Contribution from operations, amounting to 9 million euros, was affected by costs deriving from particularly intense commercial activity, whose results are expected to show in the forthcoming months. Consequently, consolidated profitability, net of goodwill amortisation, stood at 8.6% of revenues.

Onshore Drilling

(million euros)

First half	2002	2003
Operating revenues	103	97
Operating expenses	(79)	(73)
Depreciation and amortisation	(13)	(11)
Contribution from operations (*)	11	13

(*) Operating Income before general and administrative expenses

Operating revenues for the first half 2003 show a 6% decrease versus those of the same period 2002, mainly attributable to reduced activities in South America.
Contribution from operations in the first half 2003 increased by 2 million euros versus the same period of last year, with a margin on revenues rising from 10.7% to 13.4%. This increase in profitability is mainly attributable to a recovery in efficiency by the rigs operating in Saudi Arabia.

Liquefied Natural Gas (LNG)

(million euros)

First half	Saipem (**) 2002	Saipem "stand alone" 2003	Saipem s.a. 2003	Saipem Consolidated 2003
Operating revenues	6	4	93	97
Operating expenses	–	–	(76)	(76)
Depreciation and amortisation	(6)	(4)	(1)	(5)
Contribution from operations (*)	–	–	16	16
Saipem s.a. goodwill amortisation				(4)
Contribution from operations, net				12

(*) Operating income before general and administrative expenses
(**) Data previously included under Offshore Construction

Operations in India, Spain and Santo Domingo enabled the company to achieve revenues of 97 million euros in the first half 2003.
Consolidated contribution from operations, in the first half 2003, amounted to 12 million euros, net of goodwill amortisation, with profitability equal to 12.4% of revenues.

Maintenance, Modification and Operation (MMO)

(million euros)

First half	Saipem s.a. 2003	Saipem Consolidated 2003
Operating revenues	88	88
Operating expenses	(83)	(83)
Depreciation and amortisation	(1)	(1)
Contribution from operations (*)	4	4
Saipem s.a. goodwill amortisation		(2)
Contribution from operations, net		2

(*) Operating income before general and administrative expenses

Operational activities, carried out mainly in France and West Africa, enabled revenues for the first half 2003 to total 88 million euros with profitability, after goodwill amortisation, at 2.3% of revenues.

■ Consolidated balance sheet and financial position

Saipem Group - Reclassified consolidated balance sheet (million euros)

		31.12.2002		30.06.2003
Tangible fixed assets		1,708		1,691
Intangible fixed assets		906		872
		2,614		2,563
- Offshore Construction	1,202		1,156	
- Offshore Drilling	621		632	
- Leased FPSO	46		73	
- Onshore Construction	265		247	
- Onshore Drilling	129		118	
- Liquefied Natural Gas	212		204	
- Maintenance Modification and Operation	90		85	
- Other	49		48	
Financial investments		24		21
Non current assets		**2,638**		**2,584**
Net current assets		**(65)**		**(165)**
Employee termination benefits		**(26)**		**(28)**
Capital employed		**2,547**		**2,391**
Shareholders' equity		**1,275**		**1,288**
Minority interest in net equity		**24**		**19**
Net financial debt		**1,248**		**1,084**
Cover		**2,547**		**2,391**

Non current assets, at 30th June 2003, amounted to 2,584 million euros, a decrease of 54 million euros versus the end of 2002. Considering that depreciation and amortisation for the period more or less match capital expenditure, the decrease is attributable to the translation effect of financial statements denominated in foreign currencies, following the euro appreciation.
Net current assets fell by 100 million euros, going from 65 million at the end of 2002 to 165 million euros at the end of June 2003, due to a particularly favourable trend in working capital.

As a result of the above, **capital employed** fell by 156 million euros, reaching 2,391 million euros at 30th June 2003, versus 2,547 million at the end of 2002.

Shareholders' equity, including minority interests, rose by 8 million euros, to 1,307 million euros at 30th June 2003, versus 1,299 million euros at the end of 2002. This increase is due to higher net income for the year and the conversion of assets and liabilities held in currencies other than euros, net of dividends distributed by Saipem S.p.A. of 63 million euros.

The increase in shareholders' equity and the decrease in net capital employed, resulted in a significant reduction of the **net debt**, which, at 30th June 2003, amounted to 1,084 million euros, versus 1,248 million euros at the end of 2002.

Net financial debt (million euros)

	31.12.2002		30.06.2003	
Payables to banks due after one year	307		304	
Payables to other financial institutions due after one year	99		264	
Net medium/long term financial debt		**406**		**568**
Accounts c/o bank, post and Eni Group finance companies	(247)		(215)	
Cash in hand and cash equivalents	(3)		(99)	
Other receivables due within one year	(13)		(13)	
Payables to banks due within one year	119		110	
Payables to other financial institutions due within one year	986		733	
Net short-term financial debt		**842**		**516**
Net financial debt		**1,248**		**1,084**

Saipem Group - Reclassified statement of cash flow and variation in net debt (million euros)

First half	**2002**	**2003**
Group net income	112	90
Third party income	1	-
Adjustments to reconcile cash generated from operating income before changes in working capital:		
Depreciation, amortisation and other non monetary items	140	121
Net gains on sales of assets	-	(3)
Dividends, interests, extraordinary income/expenses and income taxes	34	48
Cash generated from operating income before variation in working capital	**287**	**256**
Variation in working capital relating to operations	(27)	150
Dividends, interests, extraordinary income/expenses and income taxes received (paid)	(5)	(49)
Net cash flow from operations	**255**	**357**
Investments in tangible and intangible fixed assets	(98)	(133)
Investments in acquisitions of consolidated companies	(169)	-
Disposals	7	7
Other investments and disposals	(3)	9
Free cash flow	**(8)**	**240**
Net investments related to financing activities	(534)	-
Variation in financial debt	480	(102)
Cash flow from share capital and reserves	(9)	(65)
Variations in consolidation area and exchange rate differences on cash and equivalents	4	(9)
Net cash flow	**(67)**	**64**
Free cash Flow	**(8)**	**240**
Cash flow from share capital and reserves	(9)	(65)
Exchange rate differences and other variation concerning net financial debt	(4)	(11)
Variation in net debt	**(21)**	**164**

Cash generated from operating income before variation in working capital, amounting to 256 million euros, in conjunction with the variation in working capital relating to operations of 150 million euros and net of pay-outs for dividends and taxes of 49 million euros, allowed the company to generate **net cash flow from operations** amounting to 357 million euros.
The effect of net investments in tangible and intangible fixed assets amounting to 117 million euros generated a positive **free cash flow** of 240 million euros.
Cash flow from share capital and reserves showed a negative balance of 65 million euros, as a result of the payment of dividends and third party income, whilst the effect on net financial debt, deriving from the conversion of financial statements in foreign currencies, showed a negative balance of 11 million euros.

Therefore, the effect of the aforementioned variations resulted in **net debt** decreasing by 164 million euros.

In particular:
Cash generated from operating income before variation in working capital (+256 million euros) derives from:
- net income, 90 million euros;
- depreciation and amortisation, 129 million euros;
- other non monetary items, -8 million euros;
- net gains on sales of assets, -3 million euros;
- net financial income, 18 million euros
- income taxes, 30 million euros.

The decrease in working capital related to operations (150 million euros) has been analysed under the section "consolidated balance sheet and financial position".

Dividends, interests, extraordinary income/expenses and income tax paid during the year (49 million euros) comprise payment of interests (14 million euros), receipt of dividends (10 million euros) and payment of tax (45 million euros).

Investments in tangible and intangible fixed assets amounted to 133 million euros, as follows: 48 million euros in Offshore Construction, 36 million euros in Leased FPSO, 31 million euros in Offshore Drilling, 6 million euros in Onshore Construction, 4 million euros in Liquefied Natural Gas and 3 million euros in Onshore Drilling. Capital expenditure on infrastructure, at both Head Office and Group premises, amounted to 5 million euros. Additional information concerning capital expenditure can be found in the 'Operating Review' section at the beginning of this report.

Disposals (7 million euros) involved the sale of certain vessels and equipment no longer deemed of strategic importance for operational activities.
Other disposals amounting to 9 million euros pertain to the variation of debt relating to investments (17 million euros), the sale of company interests following the rationalisation process involving the Group structure (2 million euros), net of the purchase of treasury shares (10 million euros) to be allocated to the company stock option/grant schemes.

Cash flow from share capital and reserves (65 million euros) is attributable to the payment of dividends to Shareholders on the 2002 income (63 million euros) and minority interest (2 million euros).

research and development

In the first half of 2003, activities aimed at the integration of the two Research and Development divisions based in Milan and Paris intensified, resulting in the establishment of a Technological Coordination Committee. The individual research activities and order backlogs were organised as follows: research activities based in Milan have maintained their corporate role in addition to research activities towards the internal client (strategic project, assets) and longer term projects; in Paris, research activities are focused towards projects with high engineering content aimed at fulfilling external clients' requirements.
Efforts in the two quarters focused on the development of distinctive solutions in the most technologically oriented market sectors. Meanwhile, Saipem is pursuing projects aimed at transferring the technology to the production line in order to improve the Group's competitive positioning. The new development drives are centred on 'frontier' projects, for which technical feasibility is critical.
Projects carried out in the first half of 2003 involved total financial resources amounting to 6 million euros, of which 4 million were posted to the income statement, while 2 million, used for prototype development and implementation phases of projects, were capitalised to increase the value of the relevant tangible fixed assets.

Salient events of the year involved the following activities:

General activities

The Technological Plan for the years 2003-2006 was issued. Activities relating to the Knowledge Management and Technology Monitoring projects progressed, with increased involvement from the Paris office, though the use of semantic IT instruments and the TRIZ (Teoriya Resheniya Izobreatatelskikh Zadatch) method. Activities are ongoing on the participation to Eurogia and ILP (Industry Liason Programme) of MIT.
The internal process pertaining to the management of the company's intellectual property has been reviewed and redefined. In the first six months of the year, four patent applications were lodged involving four different technologies.

Technology involving assets, operations and integrated projects

Studies aimed at increasing the pipelaying capacity of Saipem 7000 are nearing completion. These studies focus on future vessel utilisation, in addition to improving the reliability and safety of operations.
Activities are progressing on the development of a conceptually innovative welding system aimed at significantly improving productivity in the medium term. Specifically, the project has entered the phase where test results are being industrialised both for the new architecture for the control system of welding heads and the new torch. Also, studies are progressing on the development of welding techniques for special problems.
A research study is progressing on pipelaying techniques in challenging environments (remote areas and ultra-shallow waters), technologies that also involve

pipeline trenching and burying. Results have led to innovative concepts, for which patent applications have been lodged.
The new project aimed at developing technologies for ultra-deep water and 'black water' operations is ongoing; it will employ 3D display technologies and advance sound navigation systems.
Other innovative acoustic systems are under implementation on the vessel Saipem 10000, specifically with regard to the constant monitoring of the riser (ARMS) as validation of the RMS model system and additional positioning reference for the vessel (RPR).
Furthermore, the DP-pipe technology, developed for Saipem 7000, is being migrated to FDS and Castoro 6.
Finally, activities has begun on the definition of an FPSO design, and, with Eni, a new project has been launched relating to long-distance onshore pipelaying using highly resistant but thin-wall pipes.

Technologies for oil field and LNG development

The second phase of the 'pipe-in-pipe' project is progressing. The project is aimed at developing a solution to guarantee the continuity of flow in subsea pipelines used for the transport of hot fluids. Moreover, additional solutions are being developed, some of which draw on "gel technology".
Activities are progressing on the project regarding the development of an innovative concept for floating production system, called 'Octabuoy'.
In the meantime, an additional strategic project is progressing aimed at identifying an integrated Floating LNG installation configuration for the production, storage, transport and re-gasification of natural gas.
As part of the development activities of client-oriented engineering solutions, a series of internal studies have been carried out in order to support commercial bids for the various business units, and the ensuing solutions have been presented to the customers.

quality assurance, health & safety and the environment

In the first half of 2003, the department for Quality Assurance, Health & Safety and Environmental protection (QHSE) focused its activities on the coordination and management of all the aforementioned activities for the entire Group.

With regard to QA activities in the first half 2003, all operative Saipem Group companies holding a certificate of compliance to International Standard ISO 9001:1994 obtained the upgrade to the more stringent International Standard ISO 9001:2000. This process involved audits by the most important certification bodies in the world, such as Lloyd's, Bureau Veritas and DNV.
The will to convincingly meet the new and more stringent requirements, borne out by the issue of a new Corporate Quality Policy, involves, over the next three years, increased investments, which with regard to Quality and related training/upgrades are generally viewed in a medium to long term perspective. Investments will aim at the following:
- supersede the functional approach in favour of a business processes based approach, because we are aware that the quality of services offered essentially depends on the effectiveness and efficiency with which processes are managed and controlled;
- extend QA training to all levels of activity and increase training aimed at project dedicated Quality Assurance personnel, also through the strengthening of the QHSE centre in Romania;
- consolidate audit activities on systems at operative companies and launch a similar undertaking at corporate level, with the aim to monitor the most important and/or top priority processes;
- introduce instruments and methods to control and measure QA processes, that are able to identify process objectives by means of numerical targets and can be easily monitored, so as to build and then analyse trends based on specific indicators;
- introduce adequate 'client satisfaction' monitoring systems, as the awareness of client needs and requirements shall enable the company to best channel investments and focus on improvement programmes;
- integrate activities aimed at maintaining and improving QA management systems at Saipem Group operative companies, in order to create the basis for the award of ISO 9001:2000 certification at group level;
- consolidate the QA cost management system, so as to enable the evaluation of available data and information from an financial point of view and thereby measure the overall performance of the QA management system.

Specifically with regard to the latter objective, certain pilot projects, chosen amongst sales and investment activities, were tested in the first half 2003 and proved very successful; this internal assignment, launched in February 2001, had the following goals:
- matching the QA management system with financial information;
- enabling the company management to periodically plan and implement targeted interventions to improve processes and activities;
- providing new indicators to strengthen the planning system and allocation of management objectives.

Implementation of this model will be extended to the most significant sales and investment projects over the next three years.

Unfortunately, a small number of serious accidents occurred during the first half 2003; this further underlines how crucial the role of QHSE is for the company at all locations to ensure that projects are carried out safely. All events have been analysed in detail and properly documented in compliance with company procedures, in order

to gain information for use throughout Saipem's operative world.

Training of personnel has again been one of the main activities carried out by the QHSE department in this first half of the year. Training dealt with safety in technical terms as well as in behavioural patterns. In fact, many safety initiatives derived directly from observations and suggestions by employees. This new approach generated a shift in perception by personnel, who no longer regard safety at work as a 'inconvenience' but as an integral and value-adding part of the environment in which the employee spends many hours each day.
Activities aimed at complying with the Safety Management Code progressed. In the first half 2003, the following vessels attained compliance to this standard: Saipem 3000 and Semac 1, even though for the latter vessel certification was not mandatory. The certification process is now focusing on Perro Negro 2 and Scarabeo 3 and compliance is expected to be attained in the next few months.

The sustainability project reached completion in January 2003 and allowed Saipem to identify a series of initiatives that will enable it to progress its sustainability approach. In the first half of the year, as part of the aforementioned initiatives, an assessment of these themes was carried out for Saipem s.a. and, in May 2003, a corporate sustainability policy was approved.
The integration of Saipem s.a. was another key area of activity carried out by the QHSE department during the first half of the year. The two QHSE systems and best practices were analysed for comparison and partly integrated as part of a process that still requires commitment and effort on both sides.
In particular, activities are focused on the reporting system for environmental and safety data: the initial results of this integration have been published in the 2002 Health and Safety Report ("Health Safety Environment 2002").

Other main projects carried out by the QHSE department include the following:
- auditing activities of projects and operating vessels, both offshore and onshore, in order to identify and address possible shortcomings;
- environmental monitoring with regard to:
  - internal combustion engine emissions through analytical measurements;
  - evaluation of noise pollution risk in the offshore and drilling sectors;
- improving the way the company communicates and informs with respect to safety issues;
- updating the system that monitors subcontractors services on Saipem projects;
- strengthening the company's environmental expertise and defining the work agenda to align Saipem's system to the International Standard ISO 14001;
- implementing the Strategic Health Plan to ascertain direct and indirect costs sustained by the Group medical area;
- improving the internal employee health monitoring system, which is based on the principle of prevention rather than cure.

The ever-increasing emphasis the management places on QHSE issues enables Saipem to significantly improve its performance indicators. The current system allows for the review of negative events occurring during operations in addition to the continuous monitoring of the pro-active approach to QHSE culture on site. This approach guarantees constant improvement in the workplace and compliance with the best international standards, independently of the country where operations are carried out.

human resources

In the first half 2003, the company policy on human resources was characterised, in line with policies and efforts carried out in the previous year, by a series of actions aimed at developing and emphasising the importance of the multinationality of Saipem Group resources, of local professional competencies and the integration of Saipem s.a.

In particular, the following activities were carried out:

- *development and enhancement* of human resources through the identification of career paths and training aimed at retaining professional competencies most aligned with Saipem's core business;
- *internationalisation* of resources by developing local content in countries where Saipem operates in order to identify flexible resources, able to meet business requirements, and promoting exchange of expertise and know-how within the Group. Also, international management training activities were launched at the Chennai, Jakarta and Rijeka offices, to emphasise the international nature of the Group HR development programmes;
- the complete analysis of *integration* opportunities in terms of structures, processes, expertise and professional competencies for the acquired company Saipem s.a. in conjunction with their HR department. This project was aimed at defining comprehensive criteria and methods of segmentation for critical resources, identifying common development and training plans as well as monitoring tools, whose implementation is scheduled for the second half 2003.

	Average Workforce First half 2002	Average Workforce First half 2003
Saipem S.p.A. (*)	6,510	5,812
Saipem s.a.	–	8,023
Other Group Companies	9,353	10,543
Total	**15,863**	**24,378**
Offshore Construction	3,819	6,099
Offshore Drilling	1,331	1,220
Leased FPSO	31	26
Onshore Construction	7,628	10,494
Onshore Drilling	2,165	2,609
Liquefied Natural Gas	–	738
Maintenance Modification and Operation	–	1,749
Staff positions	889	1,443
Total (**)	**15,863**	**24,378**
of which Italians	2,217	2,271
of which French	–	3,940
other nationalities	13,646	18,167
Italian personnel under open-ended contract	2,068	2,112
Italian personnel under fixed-term contract	149	159
	2,217	2,271

(*) includes personnel employed at joint venture companies for the proportion of participated quota
(**) includes all personnel of consolidated companies; for those companies consolidated using the proportional method, the personnel number included is equal to the proportion of the consolidated quota.

Following the acquisition of Saipem s.a., the Saipem Group recorded a further significant increase of the overall workforce from an average of 15,863 resources in the first half 2002 to 24,378 in the first half 2003, of which 5,812 were employed directly by Saipem S.p.A. (6,510 in the first half 2002).
The increase in the number of international personnel (18,167 in the first half 2003) versus the first half 2002 average (13,646) and the simultaneous consistency in the number of Italian personnel (from 2,217 in the first half 2002 to 2,271 in the same period 2003), contributed to the significant acceleration of the HR internationalisation process.
Within these overall dynamics, the review of the personnel qualitative mix progressed. In particular, from the second half 2002 to 30th June 2003, 65 graduates were employed (24 of which under a vocational contract) and 29 diploma-qualified personnel (18 of which under a vocational contract).

With regard to **industrial relations**, activities aimed at the integration of Saipem s.a. are continuing. Meetings held with Union representatives lead to the signing of a three-year collective agreement providing for the grant of bonuses based on the achievement of pre-set profitability and productivity targets. Eni was contacted regarding participation of Saipem s.a. union representatives to ENI European Committee, which will convene in the second half of this year.
Meetings with Italian Unions within the Energy sector focused mainly on reviewing the results attained by previous agreements in the various sectors.
With regard to Intermare Sarda S.p.A., meetings are taking place to discuss a proposal aimed at reviewing workforce levels at the Arbatax yard (Sardinia, Italy) and balancing the qualitative and quantitative mix of resources based on operational volumes.

With regard to **organisational issues** in the first half of 2003, activities focused on the analysis and definition of department structures for Saipem S.p.A. and the new company in addition to studying and redefining new processes and required interfaces.
Furthermore, in order to support and expedite the integration process, the following projects were launched at the newly acquired French company to learn and implement organisational principles and instruments currently in use at Saipem:
- decentralisation of operations and devolution of decision-making powers to group companies within the parent company overall co-ordination and direction;
- the document system, a very important instrument necessary to define and share common practices, methods, responsibilities and interfaces through the company's dedicated network system;
- group-wide professional roles, required for smooth running of the main reporting and planning systems;
- the management of internal and authorisation powers, defining clear and coherent company responsibilities;
- methods of definition and communication employed by the various structures through the use of established organisational instruments.

At the same time, organisational support activities continued to be provided to Saipem Group companies in terms of processes, operational systems and structures, further establishing the corporate role of providing coordination and direction, methodological support, harmonisation and streamlining of services within operational companies.
In particular, during the first half of the year, significant interventions were aimed at reorganising certain group companies deemed critical in terms of costs and core business; activities included the analysis or processes, competencies, structures, resources and costs to ensure an efficient rationalisation and reorganisation process.

information technology

In 2003, the IBIS project progressed aiming at developing the integration of the various systems and applications within the group. During the first half of the year, the SAP system was rolled out at various subsidiaries: implementation was completed at Saipem UK Ltd. and it was started at Saipem Asia Sdn. Bhd., Saipem Malaysia Sdn. Bhd., PT Saipem Indonesia. Also, utilisation of the module Material Tracking (Marian/Marian Site) commenced for operational projects.

As part of the integration programme, the decision was taken to utilise IBIS at Saipem s.a. and the assessment and analysis related to its implementation was successfully undertaken.

Utilisation of the Document Workflow system was extended to the Sabratha project. This aims at managing all technical documents, information and financial material in view of the future roll-out to service all other company units.

During the six months, cooperation with Eni intensified with regard to the development and implementation of the e-procurement system, whose goal is to exploit the emerging opportunities offered by e-commerce systems.

With regard to the group infrastructure, the "3I Project - ICT Infrastructure Integration Project" project was launched to integrate all group IT infrastructure onto the Microsoft Windows 2000 platform.

Standardising hardware and software equipment will result in higher level of service in terms of performance, reliability and safety and will streamline integration of applications. Moreover, the intrinsic characteristics of the new architecture will afford significant cost savings in terms of management. The project shall reach completion in 2004.

Concerning the integration of Saipem s.a. IT systems, network characteristics were reviewed in light of improved communication at group level and implementation of adequate technology to support new applications. New technologies in conjunction with the synergies currently being developed amongst Eni group companies will result in significant benefits and cost savings.

additional information

Significant events subsequent to half-year end

New contracts

In July and August, the Saipem Group was awarded new contracts amounting to approximately 800 million euros; the most important contract is the Sakhalin II project on behalf of the Sakhalin Energy Investment Company Ltd. (SEIC), to be carried out on the Russian island of Sakhalin (Ohotsk Sea, off the Eastern Siberian coast). The project entails engineering, procurement and construction (EPC) of an 800-km onshore twin pipeline system connecting the Piltun-Astkhskoye and Lunskoye fields landfall pull-in heads, north-east of Sakhalin to a liquefied natural gas plant and an oil export terminal located on the southern part of the island. The contract was awarded to a Consortium comprising Saipem (leader), Starstroi, LUKoil-Neftegazstroy and Amec Spie Capag and has a total value of approximately USD 1.2 billion. Saipem's share amounts to approximately USD 600 million.

Purchase of treasury shares

The Shareholders' Meeting of 2nd May 2003 authorised the Board of Directors to purchase up to 4,100,000 treasury shares on the market, for a total amount not exceeding 35 million euros, to be allocated as follows:

- 3,500,000 to the 2002-2003 Stock Option Schemes; stock already allocated to the 2002 Stock Option Scheme are 2,104,544;
- 600,000 to the 2002 Stock Grant Scheme.

At 30th June 2002, the number of treasury shares purchased amounted to 1,600,000, for a value of 9,651,633 euros (6.032 euro per share).

Stock grants

On 7th July 2003, the Board of Directors of Saipem S.p.A. approved the allocation of a maximum of 573,300 shares to the 2002 Stock Grant Scheme. Said stock, to be purchased on the market as per Ordinary Shareholders' Meeting resolution of 2nd May 2003, shall be granted free of charge to executive managers who have achieved the objectives set by the company, within 45 days after three years from the date of allocation.

Stock options

In order to implement the 2003 Stock Option Scheme, on 30th July 2003, the Board of Directors of Saipem S.p.A. approved the allocation of no. 1,283,500 stock options at the price of 6.821 euro per share (i.e. the shares official price average recorded by the Telematic Share Market of the Italian Stock Exchange over the month preceding allocation). Stock will be allocated to Saipem Group Executive Managers directly responsible for Group results or holding strategic positions.
Options can be exercised after three years from the date of allocation and no later

than 30th September 2011 for assignees resident in Italy; assignees resident in France, in compliance with local regulations, will be able to exercise the stock after four years from date of allocation and no later than 30th September 2010.
Shares for allocation to the Stock Option Scheme will be purchased on the market, as per Ordinary Shareholders' Meeting resolution of 2nd May 2003.

Corporate governance

During the first half of 2003, the company, in order to comply with recent Corporate Governance regulations, adopted specific procedures pertaining to:
- Audit Committee make-up and responsibilities ;
- Code of practice regulating operations with related parties.

Audit Committee make-up and responsibilities
The Audit Committee, made up exclusively of independent Directors, fulfils a consultative and propositive role for the Company's Board of Directors regarding the monitoring of the overall management of the company.

Code of practice regulating operations with related parties
The procedure, approved by the Board of Directors on 7th July 2003, defines related parties, identifies operations carried out between related parties, sets out the criteria to be applied, lists operations to be reviewed by the Board of Directors and those to be notified to the Statutory Auditors and the Board of Directors itself.

Audit Committee activities

In 2003, the Audit Committee convened five times and carried out the following activities:
1) it reviewed the reports issued by the Internal Auditors, analysed their opinions and recommended that they continue to work closely with the External Auditors, the Statutory Auditors and the Audit Committee itself;
2) it examined overall activities carried out in 2002 and the audit programme for 2003;
3) it met with Saipem's Administration and Finance Director, the Chairman of the Statutory Auditors and the External Auditors to evaluate the adequacy of the accounting principles utilised for the collation of the 2002 Financial Statements and the Six-monthly Report at 30th June 2003;
4) it evaluated the increase of Reconta Ernst & Young's fees for auditing activities of Saipem S.p.A. for the years 2002 and 2003 in view of the acquisition of Bouygues Offshore s.a. and its controlled companies, and expressed a positive opinion;
5) it examined the status of the project pertaining to Law 231/2001, collated information on phases of the project that have already been completed and acknowledged results achieved so far;
6) it evaluated and was in favour of the extension of KPMG's services on Law 231/01 to the provisions of Law 61/2002 and Law 7 of 14/1/2003 (financing of terrorist organisations) in view of the fact that the principles of Law 231/01 have been extended to the two aforementioned laws;
7) it reviewed the Code of Practice regulating operations with related parties, endorsing the text submitted to and approved by Saipem's Board of Directors;
8) it reviewed the required man-hours and fees relating to the proposal to appoint Reconta Ernst & Young to carry out additional tasks.

Compensation Committee activities

The Compensation Committee is responsible for proposing to the Board of Directors incentive schemes for the company's executive management and the annual remuneration of the Chairman and the Managing Director. In 2003, the Compensation Committee convened on four occasions and carried out the following:

(i) it reviewed the targets for the 2003 Group Stock Grant and Stock Option Schemes as well as results of the 2002 schemes, in view of the proposal to the Shareholders' Meeting to grant the Board of Directors the power to allocate treasury shares to the 2002 Stock Grant Scheme and 2002/2003 Stock Option Schemes and the Board's subsequent approval;

(ii) it assessed the results of 2002 in order to determine the variable remuneration of Directors and put forward a proposal regarding the variable remuneration of the Chairman and the Managing Director;

(iii) it reviewed the guidelines and criteria pertaining to the remuneration policy of the Group's executive management.

Operations with related parties

Main operations involving related parties are detailed hereafter, pursuant to the National Commission of Italian Companies and the Stock Exchange ("Commissione Nazionale per le Società e la Borsa") communications no. 97001574 of 20/02/1997 and 98015375 of 27/02/1998.

Saipem S.p.A. is a subsidiary of Eni S.p.A. Operations with related parties entertained by Saipem S.p.A. and/or companies within the consolidation area involve essentially the supply of services, trading of goods, obtainment and use of financial instruments with other Eni S.p.A. subsidiaries or associated companies. These operations are an integral part of the ordinary day-to-day business and are carried out at market conditions, i.e. at prices which would be applied between independent parties. All transactions have been carried out for the mutual benefit of the companies involved.

The table below shows the value of the transactions of a commercial, financial or other nature entertained with related parties. The analysis by company is based on the principle of relevance out of all company transactions. Operations not itemised because deemed immaterial are to be found under the heading "Eni associated companies".

Commercial and other transactions (million euros)

Company name	Receivables	Payables	Goods	Services	Services	Other
			Costs		Revenues	
	30th June 2003		First half 2003			
Eni Exploration & Production	27	-	-	-	36	-
Eni Refining & Marketing	1	1	1	-	-	-
Eni Corporate	-	1	-	-	-	-
Serleasing S.p.A.	-	5	-	1	-	-
AgipFuel S.p.A.	-	2	2	-	-	-
Eni Gabon s.a.	2	-	-	-	2	-
Enifin S.p.A.	2	2	-	-	-	-
Eni Iran B.V.	2	-	-	-	5	-
Snamprogetti S.p.A.	1	1	-	-	-	-
Eni Energy B.V.	6	-	-	-	10	-
Greenstream S.p.A.	7	-	-	-	6	-
Snamprogetti Saudi Arabia	5	1	-	-	6	-
Agip Caspian Sea B.V.	2	-	-	-	3	-
Agip Oil do Brasil s.a.	7	-	-	-	17	-
Ieoc Production B.V.	-	-	-	-	1	-
Grantour	-	7	-	-	-	-
Naoc - Nigerian Agip Oil Co. Ltd.	33	19	-	-	31	-
Eni Daciòn B.V.	3	-	-	-	4	-
Padana Assicurazioni S.p.A.	43	30	-	19	11	-
Eni Corporate University S.p.A.	-	1	-	-	-	-
Nigerian Agip Exploration Ltd.	21	-	-	-	23	-
Sieco S.p.A.	-	5	-	4	-	-
GreenStream B.V.	36	-	-	-	38	-
Agip Energy & Natural Resources	8	-	-	-	8	-
Enidata S.p.A.	-	3	-	3	-	-
Eni associated companies	-	1	-	-	159	-
Total	**206**	**79**	**3**	**27**	**360**	-

Saipem S.p.A. and other companies included in the consolidation area provide services to Eni Group companies, mainly outwith Italy, in the Offshore & Onshore Construction and Drilling sectors. In the first half of 2003, operating revenues from Eni Group companies amounted to 201 million euros, to which correspond, based on normal contractual payment terms, receivables of 206 million euros at 30th June 2003. Operating revenues realised from Eni associated companies amounted to 159 million euros as follows: Blue Stream Pipeline Company B.V. for the homonymous project (22 million euros) and Karachaganak Petroleum Operating B.V. (137 million euros).

Financial transactions (million euros)

Company name	Receivables	Payables	Commitments	Charges	Income
	30th June 2003			First half 2003	
Enifin S.p.A.	8	510	1,409	11	4
Enibank International Bank Ltd.	-	63	31	1	-
Eni Coordination Center S.A.	-	371	-	6	-
Serleasing S.p.A.	-	37	-	1	-
Cepav 2	3	13	-	-	-
Total	**11**	**994**	**1,440**	**19**	**4**

Enifin S.p.A., a wholly owned subsidiary of Eni S.p.A., provides financial services to Eni Group companies. A specific agreement between Saipem and Enifin provides that the latter supplies financial services to the Italian companies of the Saipem Group, consisting of loans, deposits and financial instruments for the hedging of foreign exchange and interest rate risks.

management expectations

The substantial order backlog at the end of 2002 and the positive trend of contract acquisitions in the first half of this year underpin expectations for 2003 of attaining the projected revenues of 4,000 million euros.
A phenomenon which is having negative repercussions on Saipem's profitability is the appreciation of the Euro against the US Dollar (Euro/USD ratio: 2002 average: 0.945; first half 2003 average: 1.105; appreciation: 17%), considering that approximately 70% of projected revenues for 2003 are in US Dollars. The effects of the Euro's appreciation are twofold: a reduction in the euro-equivalent contribution from USD-denominated contracts; and a contraction in margins, deriving from euro-denominated costs of approximately 600 million per year, from Milan and Paris operating structures and almost all depreciation and amortisation. The increased competitiveness of US contractors makes it difficult to pass on to clients the effect of the Euro's appreciation. The effects of this phenomenon in 2003 are mitigated by the fact that contracts had been hedged against foreign currency risks at the time of acquisition. The same policy of contract hedging will cause the income from contracts won during the first half 2003, whose execution extends to 2004/2005, to be affected by the Euro appreciation even in the event of a subsequent US Dollar recovery.
However, in view of the positive trend in new contract acquisitions and encouraging signs from the efficient execution of ongoing projects, in particular the large turnkey contracts, management believes that, in 2003, the Group can maintain the level of results achieved in 2002, although the appreciation of the Euro makes this objective even more challenging.

Estimated capital expenditure is confirmed at approximately 220 million euros. This includes capital allocated to the maintenance and upgrade of the fleet and the conversion of a tanker into an FPSO unit due to operate in the Okono/Okpoho field in Nigeria. Project specific investments, originally estimated at 10 million euros, will increase following the recent award of the aforementioned Sakhalin II contract.

reclassified consolidated balance sheet

(million euros)

	30.06.2002		31.12.2002		30.06.2003	
Net tangible fixed assets	1,566		1,708		1,691	
Net intangible fixed assets	88		906		872	
Tangible and intangible assets, net	1,654		2,614		2,563	
- Offshore Construction		735		1,202		1,156
- Offshore Drilling		620		621		632
- Leased FPSO		69		46		73
- Onshore Construction		39		265		247
- Onshore Drilling		147		129		118
- LNG		-		212		204
- MMO		-		90		85
- Other		44		49		48
Financial investments	7		24		21	
Non current assets (a)		**1,661**		**2,638**		**2,584**
Inventories	236		177		249	
Other current assets	950		1,437		1,407	
Current liabilities	(835)		(1,547)		(1,696)	
Provisions for contingencies	(77)		(132)		(125)	
Net current assets (b)		**274**		**(65)**		**(165)**
Employees' termination benefits (c)		**(24)**		**(26)**		**(28)**
Capital employed (d=a+b-c)		**1,911**		**2,547**		**2,391**
Group shareholders' equity (e)		**1,200**		**1,275**		**1,288**
Minority interest in net equity (f)		**48**		**24**		**19**
Net financial debt - medium and long term	102		406		568	
Net financial debt - short term	561		842		516	
Net debt (g)		**663**		**1,248**		**1,084**
Cover (h = e+f+g)		**1,911**		**2,547**		**2,391**

reclassified income statement

By nature of costs (million euros)

	First half 2002	Year 2002	First half 2003
Operating revenues	**1,324**	**3,149**	**1,868**
Other revenues and income	10	16	4
Purchases, services and other costs	(793)	(1,987)	(1,250)
Payroll and related costs	(243)	(621)	(355)
Operating income (a)	**298**	**557**	**267**
Amortisation, depreciation and write-downs (b)	(128)	(255)	(129)
Operating income (c=a-b)	**170**	**302**	**138**
Financial expenses, net (d)	(20)	(48)	(26)
Income from investments, net (e)	-	5	8
Income before extraordinary items and taxes (f=c-d+e)		**259**	**120**
Extraordinary expenses (g)	(2)	(3)	-
Income before income taxes (h=f-g)	**148**	**256**	**120**
Income taxes (i)	(35)	(62)	(30)
Income before minority interest (l=h-i)	**113**	**194**	**90**
Minority interest (m)	(1)	(3)	-
Group net income (n=l-m)	**112**	**191**	**90**

reclassified income statement

By destination of costs (million euros)

	First half 2002	Year 2002	First half 2003
Operating revenues	1,324	3,149	1,868
Production costs	(1,089)	(2,637)	(1,593)
Idle costs	(18)	(48)	(41)
Selling expenses	(14)	(56)	(36)
Research and development expenses	(1)	(6)	(4)
Other operating income (expenses), net	6	2	1
Contribution from operations	208	404	195
General and administrative expenses	(38)	(102)	(57)
Operating income	170	302	138
Financial expenses, net	(20)	(48)	(26)
Income from investments, net	-	5	8
Income before extraordinary items and taxes	150	259	120
Extraordinary expenses, net	(2)	(3)	-
Income before income taxes	148	256	120
Income taxes	(35)	(62)	(30)
Income before minority interest	113	194	90
Minority interest	(1)	(3)	-
Group net income	112	191	90

Saipem

Consolidated financial statements at 30th June 2003

balance sheet

(million euros)

	30.06.2002	31.12.2002	30.06.2003
ASSETS			
Share capital to be received	-	-	-
Fixed assets:			
- Intangible assets	88	906	872
- Tangible assets	1,566	1,708	1,691
- Financial fixed assets	7	24	21
Total fixed assets	1,661	2,638	2,584
Current assets:			
- Inventories	236	177	249
- Accounts receivables	1,328	1,321	1,291
- Marketable securities	-	-	10
- Cash	99	250	314
Total current assets	1,663	1,748	1,864
Prepayments and accrued income	167	129	118
TOTAL ASSETS	3,491	4,515	4,566

(million euros)

	30.06.2002		31.12.2002		30.06.2003	
LIABILITIES						
Shareholders' equity:						
- Share capital		441		441		441
- Share premium reserve		62		62		62
- Revaluation reserve pursuant to Law no. 413 of 30.12.1991		2		2		2
- Legal reserve		48		48		52
- Reserve for company shares held in portfolio		-		-		10
- Other reserves :		40		36		47
- Reserve for exchange rate differences	39		35		21	
- Other reserves	1		1		26	
- Retained earnings		495		495		584
- Net income		112		191		90
Total Group shareholders' equity		1,200		1,275		1,288
Minority interest in net equity		48		24		19
Total		1,248		1,299		1,307
Provisions for contingencies		77		132		125
Employee termination benefits		24		26		28
Accounts payables		1,974		2,654		2,632
Accrued expenses and deferred income		168		404		474
TOTAL LIABILITIES		3,491		4,515		4,566
GUARANTEES AND OTHER MEMORANDUM AND CONTINGENCIES ACCOUNTS						
Guarantees given on behalf of:		791		1,351		1,224
- subsidiary companies	522		1,293		1,146	
- associated companies	249		45		70	
- others	20		13		8	
Guarantees given by third parties on behalf of parent company		489		660		674
Collateral given on behalf of :						
- subsidiary companies		2		2		2
Other memorandum and contingency accounts :						
- Commitments		1,160		1,432		1,662
TOTAL		2,442		3,445		3,562

income statement

(million euros)

	First half 2002	Year 2002	First half 2003
Revenues:			
turnover	1,273	3,167	1,806
variations to contract work in progress	51	(18)	62
increase in internal work capitalised under fixed assets	12	24	1
other revenues and income	10	58	10
Total	**1,346**	**3,231**	**1,879**
Operating costs:			
raw materials, consumables and supplies	183	695	308
services	416	1,067	819
use of third party assets	199	211	102
payroll and related costs	245	625	357
amortisation, depreciation and write downs	128	259	131
variations in raw materials, supplies and consumables	(8)	(7)	(14)
provision for contingencies	-	19	1
other provisions	11	17	15
other operating costs	2	43	22
Total	**1,176**	**2,929**	**1,741**
Difference between revenues and operating costs	**170**	**302**	**138**
Financial income and expenses:			
income from investments	-	-	1
other financial income	37	163	85
interests and other financial expenses	57	211	110
Total	**(20)**	**(48)**	**(24)**
Adjustments to financial income and expenses	**-**	**5**	**6**
Extraordinary income and expenses	(2)	(3)	-
Income before income taxes	**148**	**256**	**120**
Income taxes	35	62	30
Net income	**113**	**194**	**90**
Minority interest	1	3	-
Group net income	**112**	**191**	**90**

82.4776

Notes to the consolidated financial statements

82.4776

cash flow statement

(million euros)

	30.06.2002		30.06.2003	
Group net income for the period	112		90	
Minority interest	1		-	
Depreciation and amortisation	128		129	
Write-downs (appreciations)	1		(6)	
Net change in provisions for contingencies	11		(3)	
Net change in employee termination benefits	-		1	
Losses (gains) on accounts receivable in relation to disposals	-		(3)	
(Dividends)	-		(1)	
(Interest earned)	(3)		(4)	
Interest paid	-		17	
Unrealised exchange rate (gains) losses	-		6	
Extraordinary (income)/expenses	2		-	
Income taxes	35		30	
Operating income before working capital changes		287		256
Variations:				
Inventories	(60)		(75)	
Commercial and other accounts receivable	29		45	
Prepayments and accrued income	43		(4)	
Commercial and other accounts payable	(84)		210	
Accrued expenses and deferred income	45		(26)	
Cash flow from operations		260		406
Dividends received	-		10	
Interest received	3		3	
Interest paid	-		(17)	
Extraordinary income/(expenses) received/(paid)	(2)		-	
Income taxes paid	(6)		(45)	
Tax credits (purchased)/sold	-		-	
Tax credits received	-		-	
Net cash flow from operations		**255**		**357**
Investments:				
Intangible assets	(4)		(5)	
Tangible assets	(94)		(128)	
Acquisition of consolidated company holdings	(169)		-	
Company holdings	(1)		(10)	
Changes to accounts payable and receivable relating to investments	(3)		17	
Short term financing loans	(534)		(7)	
Outflows from investments		(805)		(133)
Disposals:				
Tangible assets	7		7	
Company holdings	-		2	
Collection and transfer of short term loans	7		7	
Inflows from disposals		14		16
Net cash flow from investments		**(791)**		**(117)**
Assumption of short-term financial loans	541		273	
Assumption of long-term financial loans	-		15	
Repayment of short-term financial loans	(28)		(456)	
Repayment of long-term financial loans	(14)		(39)	
Increase (decrease) in short-term current account debts	(19)		105	
Third party capital injection	47		-	
Dividends paid	(56)		(65)	
Net cash flow from financing		**471**		**(167)**
Effect of changes to the consolidation area		-		(5)
Effect of changes to the consolidation area – cash		1		-
Effect of changes to the consolidation area, net		1		(5)
Effect of exchange rate fluctuations		(4)		(4)
Net cash flow		**(67)**		**64**
Cash available at the beginning of the period		**166**		**250**
Cash available at the end of the period		**99**		**314**

■ Preparation criteria

The consolidated financial statements at 30th June 2003 were prepared in accordance with Italian Securities and Exchange Commission (Consob) regulation no. 11971/1999 amended by resolution no. 12475 of 6/4/2000 and Consob notice no DAC/28034 of 12/4/2000.

The six-monthly consolidated financial statements comprise the financial statements of Saipem S.p.A. and all Italian and foreign subsidiaries over which Saipem S.p.A. exerts direct or indirect control by way of majority holdings of voting rights sufficiently large to exert a dominant influence at a general shareholders meeting, i.e. by way of agreements with other shareholders. The consolidated financial statements also include, on a line-by-line proportional basis, the financial statements of companies owned and jointly managed with other partners.
Companies held exclusively for subsequent sale, those in liquidation and minor investments or considered irrelevant were excluded from the consolidation.
The criteria adopted to establish the consolidation area are consistent with those of the previous financial period (or year).

The following tables list subsidiary and associated companies of Saipem S.p.A., pursuant to art.2359 of the Italian Civil Code, by location (Italy and abroad). They detail consolidation methods and evaluation criteria used, together with information of changes affecting the consolidation area during the period as well as the previous year and semester. The list was drawn up taking into account the last comma of art. 39 of Law 127 of 9/4/1991.
Significant events occurred subsequent to half-year end are detailed in the Directors' Report.
In compliance with Consob circular no. 97001574 of 20/2/1997, the audit company Reconta Ernst & Young S.p.A. was appointed to perform a limited review of the consolidated six-monthly financial statements of Saipem Group companies for the years 2001-2003.

 82.4776

Companies consolidated using the full consolidation method

Company name	Registered office	Currency	Share capital	Group Holding (%)
Parent Company:				
Saipem S.p.A.	S. Donato Mil.se (MI)	Euro	440,697,000	-
Subsidiaries:				
In Italy				
Intermare Sarda S. p. A.	Tortolì (NU)	Euro	6,708,000	100
Saipem Energy International S.p.A.	S. Donato Mil.se (MI)	Euro	2,550,000	100
Sonsub S.p.A.	Marghera	Euro	884,000	100
Abroad				
Saipem s.a.	Montigny le Bretonneux	Euro	25,579,279	100
Saipem International B.V.	Amsterdam	Euro	172,444,000	100
Saipem Hellas Administration and Management of Ships S.M. Llc.	Athens	Euro	3,018,000	100
Indirect Shareholdings:				
In Italy				
Saipem s.a.:				
Bos Italia S.r.l.	Milan	Euro	10,000	100
Abroad				
Saipem s.a. :				
Bos-Sofresid-Algerie S.p.A.	Hassi Messaoud	Dzd	10,000,000	99.96
Boscongo s.a.	Pointe Noire	Xaf	200,000,000	99.99
Bouygues Offshore Limited	London	Gbp	5,000,000	99.99
Bouygues Offshore-Uie Limited	London	Gbp	3,300,000	100
Camom Engineering Services Company Limited	Lagos	Ngn	5,000,000	99
Camom Gesellschaft fur Instandhalting & Montagen	Francoforte	Euro	0,1	100
Camom s.a.	Montigny le Bretonneux	Euro	2,897,500	99.99
Canalisations, Tuyauteries Soudees s.a.	Nangis	Euro	915,000	99.98
Conception Maintenance Petrochimique de l'Ouest	S. Vigor d' Ymonville	Euro	305,000	99.97
Csmi s.n.c.	Montigny le Bretonneux	Euro	1,525	100
Doris Usa Inc.	Houston - Texas	Usd	500,000	70
Entreprise Nouvelle Marcellin s.a.	Marseille	Euro	1,018,700	99.99
Hazira Cryogenic Engineering & Construction Management Pvt. Ltd.	Mumbai	I.Rupees	100,000	55
Hazira Marine Engineering e Construction Management Pv.t Ltd.	Mumbai	I.Rupees	100,000	100
International Development Process and Engineering Ltd.	Chennai	I.Rupees	2,000,000	99.99
Nigerian Services & Supply Company Limited	Lagos	Ngn	40,000,000	100
Petromar Lda.	Luanda	Usd	357,143	70
PT. Bouygues Offshore Indonesia Ll.	Jakarta	Idr	2,176,000,000	100
PT Sofresid Indonesia Ll.	Jakarta	Idr	3,016,000,000	100
Offshore Design Engineering Ltd.	London	Gbp	100,000	70
Saibos Construções Maritimas Lda.	Funchal	Euro	55,102,104	100
Saibos s.a.s	Paris	Euro	38,125	100
Saipem Singapore Pte. Ltd.	Singapore	Sgd	25,000	100
Services et Equipements Gaziers et Petroliers s.a.	Donges	Euro	38,125	99.76
Societe d' Etudes d' Oleoducs s.n.c.	Montigny le Bretonneux	Euro	39,000	100
Societe de Construction d' Oleoducs s.n.c.	Donges	Euro	39,000	100
Societe Nouvelle Technigaz s.a.	Montigny le Bretonneux	Euro	228,750	99.96
Sofresid Aquitaine s.a.	Pau	Euro	82,272	99.53
Sofresid Group s.a.	Montigny le Bretonneux	Euro	41,957,020	99.99
Sofresid Nord s.n.c.	Dunkerque	Euro	76,250	100
Sofresid Ouest s.a.	Lorient	Euro	222,453	99.96

Sofresid Provence s.n.c.	Aix en Provence	Euro	274,500	100
Sofresid s.a.	Paris	Euro	38,325,080	99.99
Star Gulf Free Zone Company	Dubai	Aed	500,000	100
Studeurop s.a.	Montigny le Bretonneux	Euro	1,220,000	99.99
TBE Ltd.	Damietta	Egp	50,000	70
Tecnoprojecto Internacional Projectos e Realizacoes Industriais s.a.	Linda a Velha Oeiras	Euro	200,000	85
Union Industrielle pour le Cameroun S.a.r.l.	Douala	Xaf	500,000,000	99.99
Saipem International B.V.:				
ERS Equipment Rental & Services B.V.	Amsterdam	Euro	90,760	100
European Marine Investments Ltd.	London	Gbp	20,000,000	10
Global PetroProjects Services AG	Zurich	Chf	5,000,000	100
Moss Maritime A/S	Lysaker	Nok	100,000	100
PT Saipem Indonesia	Jakarta	Usd	16,000,000	100
Petrex S.A.	Iquitos	N.Soles	19,032,170	100
Saipem (Asia) Sdn. Bhd.	Kuala Lumpur	M. Ring.	8,116,500	100
Saipem (Malaysia) Sdn. Bhd.	Kuala Lumpur	M. Ring	1,033,500	40
Saipem (Nigeria) Ltd.	Lagos	Ngn	259,200,000	89.4
Saipem (Portugal) Gestão de Participações SGPS S.A.	Funchal	Euro	49,900,000	100
Saipem Contracting (Nigeria) Ltd.	Lagos	Ngn	567,000,000	97
Saipem do Brasil Lda.	Rio de Janeiro	Real	570,601	99.99
Saipem Energy International Ltd.	London	Usd	6,000,000	100
Saipem Holding France s.a.s.	Montigny le Bretonneux	Euro	40,000	100
Saipem Mediterranean Services Llc.	Rijeka	Hrk	1,500,000	100
Saipem U.K. Ltd.	London	Gbp	6,470,000	75
Saudi Arabian Saipem Ltd.	Al-Khobar	Riyal	5,000,000	60
Sonsub A/S	Randaberg	Nok	1,882,000	100
Sonsub Inc.	Wilmington	Usd	43,333,335	100
Sonsub International Pty.	Sydney	Aus. S	13,157,570	100
Sonsub Ltd.	Aberdeen	Gbp	5,901,028	100
Saipem (Portugal) Gestão de Participações SGPS S.A. :				
Saipem (Portugal) Comércio Marítimo Lda.	Funchal	Euro	299,278,738	100
Saipem Luxembourg S.A.	Luxembourg	Euro	3,023,094	100
Saipem Perfurações e Construções Petrolíferas América do Sul Lda.	Funchal	Euro	224,459	100
SAIR Construcoes Mecanicas de Estruturas Maritimas Lda.	Funchal	Euro	5,000	86
Saibos Construções Maritimas Lda.:				
Saibos FZE	Dubai	Dirhams	1,000,000	100
Sonsub Inc. :				
Saipem Inc.	Houston	Usd	1,000,000	100
Petro-Marine BCI Engineering Inc.	Wilmington	Usd	101,000	100
European Marine Investments Limited :				
European Marine Contractors Ltd.	London	Gbp	14,000,000	50
Saipem UK Ltd.	London	Gbp	6,470,000	25
European Marine Contractors Ltd.:				
European Marine Contractors Llc.	Delaware	Usd	1,000	100
European Marine Contractors Netherlands B.V.	Rotterdam	Euro	20,000	100
Saipem UK Ltd.:				
European Marine Contractors Ltd.	London	Gbp	14,000,000	50
Moss Maritime A/S:				
Moss Arctic Offshore A/S	Lysaker	Nok	100,000	50
Moss Maritime Inc.	Houston	Usd	145,000	100
Moss Offshore A/S	Lysaker	Nok	20,000,000	100
Entreprise Nouvelle Marcellin s.a.:				
SB Construction and Maritime Services B.V.	Amsterdam	Euro	18,152	50
ERS Equipment Rental & Services B.V. :				
SB Construction and Maritime Services B.V.	Amsterdam	Euro	18,152	50

Companies consolidated using the proportional method

Company name	Registered office	Currency	Share capital	Group Holding (%)
Indirectly Related Companies:				
Saipem s.a.:				
Indirectly related companies:				
Saipem s.a. :				
Bos Shelf Limited Society	Baku City	Azm	10,000,000	50
Katran-k Llc.	Moscow	Rub	1,603,800	50
Rosbos S.c.r.l.	Ravenna	Euro	10,400	50
Servicios De Construciones Caucedo S.a.r.l.	Dominican Republic	Dop	100,000	49.70
Starstroi Llc.	Krasnodar	Rub	7,699,490	50
Saipem International B.V.:				
Saipem Aban Drilling Co. Pvt. Ltd.	Chennai	I.Rupees	50,000,000	50
Saipar Drilling Company B.V.	Amsterdam	Euro	20,000	50
Saipem (Portugal) Gestão de Participações SGPS S.A. :				
FPSO Firenze Produção de Petroleo, Lda.	Funchal	Euro	7,481,968	50
FPSO Mystras Produção de Petroleo, Lda.	Funchal	Euro	50,000	50
FPSO Mystras Produção de Petroleo, Lda. :				
FPSO Mystras (Nigeria) Ltd.	Lagos	Ngn	15,000,000	50
Saibos Construções Maritimas Lda .:				
Upstream Constructors International FZCO	Jebel Ali	Dirhams	600,000	50

Companies consolidated using the cost method

Company name	Registered office	Currency	Share capital	Group Holding (%)
Direct Shareholdings:				
Consorzio Saipem Energy International - Tecnomare	S. Giuliano Mil.se (MI)	Euro	10,000	50
Consorzio SaiTre	S. Donato Mil.se (MI)	Euro	51,646	51
Consorzio SAPRO	S. Giovanni Teatino (CH)	Euro	10,329	51
Savico S.c. a r.l. (*)	Cagliari	Euro	10,200	51
Directly related companies:				
Consorzio SI	S. Donato Mil.se (MI)	Euro	25,823	50
Consorzio U.S.G. (*)	Parma	Euro	25,823	40
Energy Maintenance Services S.p.A. . (**)	S. Donato Mil.se (MI)	Euro	120,000	50
Direct Shareholdings and Indirectly Related Companies:				
Saipem s.a. :				
Ateliers Ferroviaires D'artix s.a.	Artix	Euro	80,000	49.48
Bos Corp. Inc.	Houston	Usd	1,000	100
Bos Offshore Services (Thailand) Limited	Bangkok	Thb	100,000	49
Camom Industrie Instandhaltung Verwaltungs GmbH	Spergau	Euro	0,1	49
Delong Corporation	Houston	Usd	21,489,000	100
Eurig GmbH	Koln	Euro	25,000	50
Eurig GmbH & Co. Kg.	Koln	Euro	250,000	50
Kazakhoil Bouygues Offshore S.a.r.l.	Almaty	Kzt	1,000,000	50
Hazira Marine Engineering & Construction Management Pvt. Ltd.	Mumbai	I.Rupees	100,000	100
Petrosupport S.a.s.	Rueil Malmaison	Euro	38,120	50
Saimexicana s.a. de cv	Mexico	Mxn	50,000	100
Saipem Venezuela s.a.	Caracas	Veb	20,000,000	99.95
Sechaud & Bossuyt Sud Est	Aix en Provence	Euro	152,704	99.56
Société Civile Immobiliere Le Moulin de Saint Antoine	Montigny le Bretonneux	Euro	305	100
Société de Pose de Pipelines s.n.c.	Nangis	Euro	40,000	50.75
Société Robilliart s.a.	Vallee Colons Noumea	Euro	2,681,600	99.97
Z-b Hackberry Lng Llc.	Houston - Texas	Usd	1	50

(*) in liquidation
(**) inactive throughout the six-month period

Companies consolidated using the equity method

Company name	Registered office	Currency	Share capital	Group Holding (%)
Direct Shareholdings and Indirectly Related Companies:				
Saipem s.a. :				
Africa Oil Services s.a.	Guyancourt	Euro	38,100	45
Delong Hersent Estudos Construções Maritimas e Partecipações, Unipessoal Lda (*)	Funchal	Euro	5,000	100
Doris Conpro P.l.c.	Newfoundland	Cad	60,000	19.6
Doris Development Canada Ltd.	Newfoundland	Cad	10,000	40
Doris Engineering s.a.	Paris	Euro	3,571,440	40
Dv Offshore Consulting Engineers s.a.	Saint Cloud	Euro	200,000	9.6
Gaztransport Et Technigaz	Trappes	Euro	370,288	30
Geodynamique Et Structure	Bagneux	Euro	90,000	11.98
International Maintenance Expertise s.a.r.l. (*)	Montigny le Bretonneux	Euro	7,540	100
Kwanda Suporto Logistico Lda.	Luanda	Kwanzas	25,510,204	49
Lipardiz Construçao de Estruturas Maritimas, Unipessoal Lda. (*)	Funchal	Euro	5,000	50
Oceanide s.a.	La Seyne Sur Mer	Euro	118,160	13.10
Principia Recherche Developpement s.a.	La Ciotat	Euro	0,1	40
Rosfin S.r.l.	Ravenna	Euro	9,771,365	33.33
Saibos do Brasil Lda. (*)	Rio de Janeiro	Real	1,000,000	50
SAS Port de Tanger Société par Actions Simplifiée Unipersonelle	Montigny le Bretonneux	Euro	37,000	100
SEA Tank Co s.a.	Paris	Euro	46,800	39.84
STTS s.n.c.	Montigny le Bretonneux	Euro	1,000	57
Tchad Cameroon Maintenance B.V.	Schiedam	Euro	18,000	40
Tss Dalia s.n.c. (***)	Courbevoie	Euro	-	27.5
Societe Nouvelle Technigaz s.a. :				
STTS s.n.c.	Montigny le Bretonneux	Euro	1,000	3
Saibos s.a.s :				
Saibos Akogep	Guyancourt	Euro	39,000	70
Entreprise Nouvelle Marcellin s.a. :				
Dalia Floater Angola s.n.c. (***)	Courbevoie	Euro	-	27.5
Guangdong Contractor s.n.c.	Montigny le Bretonneux	Euro	1,000	60
Moss Maritime A/S :				
Barber Moss	Lysaker	Nok	1,000,000	50
Moss Krylov Maritime	St.Petersburg	Rub	98,000	50
Saipem International B.V.:				
Saibos do Brasil Lda. (*)	Rio de Janeiro	Real	1,000,000	50
Saifor S.p.A. (**)	Hassi Messaoud	Alg. Dinar	35,000,000	49.99
Saipem Argentina S.a.m.i.c. y F. (*)	Buenos Aires	Pesos	6,000,000	98.77
Saipem Australia Pty. Ltd. (*)	Sydney	Aus. $	17,661,000	100
Saipem Logistic Services Limited (*)	Lagos	Ngn	55,000,000	100
Sonsub Asia Sdn. Bhd. (**)	Kuala Lumpur	M. Ring	100,000	100
Sonsub International B.V. (**)	Amsterdam	Euro	18,000	100
Saipem Energy Ltd.:				
SASP Off-Shore Engineering UK Ltd. (*)	London	Gbp	500,000	100

(*) inactive throughout the six-month period
(**) in liquidation
(***) the percentage shown represents the portion of company income, therefore no share capital contribution is required.

☐ Variations to the consolidation area

Variations in the consolidation area, with respect to the consolidated financial statements at 31st December 2002, are detailed hereunder in chronological order:

New company incorporations:

- on 1st May 2003, the Dutch company Tchad Cameroon Maintenance B.V. was incorporated; it is held by Saipem s.a. (40%) and third parties (60%), and it has been consolidated using the equity method;
- on 23rd May 2003, the French company Saibos Akogep was incorporated; it is held by Saibos S.a.s. (70%) and third parties (30%), and it has been consolidated using the equity method;
- on 23rd May 2003, the French company Tss Dalia S.n.c. was incorporated; it is held by Saipem s.a. (27.5%) and third parties (72.5%), and it has been consolidated using the equity method;
- on 23rd May 2003, the French company Dalia Floater Angola S.n.c. was incorporated; it is held by Entreprise Nouvelle Marcellin s.a. (27.5%) and third parties (72.5%), and it has been consolidated using the equity method;
- on 5th June 2003, the Italian company Energy Maintenance Services S.p.A. was incorporated; it is held by Saipem S.p.A. (50%) and Eni S.p.A. (50%), and it has been consolidated using the equity method as it is not yet operational;
- on 16th June 2003, the French company SAS Port de Tanger Société par Actions Simplifiée was incorporated; it is held entirely by Saipem s.a. and it has been consolidated using the equity method;
- on 17th June 2003, the French company Guangdong Contractor S.n.c. was incorporated; it is held by Entreprise Nouvelle Marcellin s.a. (60%) and third parties (40%), and it has been consolidated using the equity method;
- on 17th June 2003, the French company STTS S.n.c. was incorporated; it is held directly and indirectly by Saipem s.a. (60%) and third parties (40%), and it has been consolidated using the equity method.

Company acquisitions and disposals:

- on 27th March 2003 it was resolved to put the company Saifor S.p.A. into liquidation as it had been inactive throughout 2002; it was consolidated for the six-months using the equity method;
- on 31st March 2003, Saipem s.a. acquired the Indian company I.D.P.E. Ltd., which has been consolidated using the full consolidation method;
- on 14th April 2003, it was resolved to put the company Sonsub International B.V. into liquidation; the company was therefore consolidated for the six-months using the equity method, rather than the full consolidation method;
- on 25th April 2003, Saipem s.a. sold 50% of its stake in the company Lipardiz Consultatoria Economica e Partecipacoes to third parties; on 30th April 2003, the company changed its name to Lipardiz - Construcao de Estruturas Maritimas, Unipessoal Lda.;
- on 25th April 2003, Sofresid s.a. sold its stake in Sofresid Conseil s.a. to third parties;
- on 25th April 2003, Sofresid s.a. sold 11% of Doris Engineering s.a., reducing its stake from 51% to 40%;
- on 3rd June 2003, Saipem S.p.A. sold its entire stake (33.33%) in Queiroz Petro s.a. to third parties;
- on 9th June 2003, Saipem s.a. acquired a 40% stake in Nigerian Services & Supply Company Limited; as Saipem s.a. already held 60% of the company, it now owns 100% of Nigerian Services & Supply Company Limited;
- Saipem Australia Pty. Ltd, previously consolidated using the full consolidation method, was consolidated using the equity method following the wind-up of company operations.

Change of company names or transfer of holdings between group companies, not affecting the consolidation area:

- on 1st January 2003, the company Bouygues Offshore Congo s.a. changed its name to Boscongo s.a.;
- on 24th January 2003, the company Bouygues Offshore Mexicana s.a. de Cv changed its name to Saimexicana s.a. de Cv;
- on 18th March 2003, the company Bouygues Offshore Venezuela s.a. changed its name to Saipem Venezuela s.a.;
- on 1st April 2003, the company Bouygues Offshore Singapore Private Ltd. changed its name to Saipem Singapore Pte. Ltd.;
- on 4th April 2003, the company Picadillus Consultatoria Economica e Partecipacoes changed its name to Delong Hersent - Estudos, Construcoes Maritimas e Partecipacoes, Unipessoal Lda.;
- on 7th April 2003, Saipem International B.V. transferred to Saipem s.a. its entire stake in Saibos (Services) S.a.s., i.e. 50% of the company's share capital; following the aforementioned transfer, Saipem s.a., which already held 50% of Saibos (Services) S.a.s., gained full control over the company, which was therefore consolidated in Saipem s.a.'s sub-consolidated financial statements using the full consolidation method under the company's new name Saibos S.a.s;
- on 30th April 2003, Società Consortile Rosetti Bouygues Offshore changed its name to Rosbos S.c.r.l.;
- on 11th May 2003, the company Delta Etude Maintenance S.n.c. was merged with Sofresid Provence S.n.c.;
- on 30th June 2003, Saipem (Portugal) Gestão de Partecipacoes SGPS s.a. transferred to Saipem s.a. its entire stake in Saibos Construcoes Maritimas Lda., i.e. 50% of the company's share capital; following the aforementioned transfer, Saipem s.a., which already held 50% of Saibos Construcoes Maritimas Lda., gained full control over the company, which was therefore consolidated in Saipem s.a. consolidated financial statements using the full consolidation method.

With regard to the situation at 30th June 2002 and in addition to the aforementioned changes and operations, the following was carried out:

- the company Saipem Holding France s.a. was incorporated on 4th July 2002 and was consolidated using the full consolidation method;
- on 9th July 2002, Saipem S.p.A. completed the acquisition from Bouygues Construction of the majority stake (50.8%) in Bouygues Offshore (now Saipem s.a.) and its subsidiaries and associated companies. A cash Public Purchase Offer was then launched on the French and US Stock Exchanges, which closed on 23rd September 2002 with Saipem having acquired the remaining 48% of shares held by the public. The remainder, equal to 1.2% of the share capital, is made up of treasury shares. As the majority stake was acquired on 9th July 2002, the Saipem s.a. Group has been consolidated from 1st July 2002
- on 29th July 2002, the company Sonsub Asia Sdn. Bhd. was put into liquidation and was therefore excluded from the consolidation area;
- the company Sair Construções Mecanicas de Estruturas Maritimas Lda. was incorporated on 9th October 2002 and was consolidated using the full consolidation method;
- on 10th December 2002, the company Territorio Impresa S.p.A. was sold to Eni S.p.A.;
- on 10th December 2002, Saipem International B.V. sold the company Saipem Luxembourg S.A. to Saipem (Portugal) Gestão de Participações SGPS S.A.;
- the company Saipem Aban Drilling Co. Pvt. Ltd., due to an increase in size, was consolidated at 31st December 2002 using the proportional method. Until 31st December 2001, it had been consolidated using the equity method;
- the company Saipem Mediterranean Services Llc. reached a relevant size and was therefore consolidated at 31st December 2002 using the full integration method. Until 31st December 2001 it had been consolidated using the equity method;
- the company Saipem Argentina, previously consolidated using the full consolidation method has now been consolidated using the equity method, following the termination of company activities.

Six-monthly Financial Statements of consolidated companies were adjusted, where necessary, to harmonise with Saipem S.p.A. accounting principles.
Amounts are in million euros. Items of less than one million euros have been omitted.

☐ Principles of consolidation, accounting and valuation criteria

Accounting and consolidation principles as well as valuation criteria applied are those used for the collation of the consolidated financial statements at 31st December 2002 and the six-monthly report at 30th June 2002.

The financial statements of foreign companies have been converted from foreign currencies into euros using the following exchange rates:

Currency	Exchange rate at 31.12.2002	Exchange rate at 30.06.2003	Average rate of exchange over the six months
US Dollar	1.05	1.14	1.10
Pound Sterling	0.65	0.69	0.69
Norwegian Kroner	7.28	8.29	7.76
Swiss Franc	1.45	1.55	1.49
Croatian Kuna	7.45	7.49	7.56
Algerian Dinar	81.40	89.39	85.86
CFA Franc	655.96	655.96	655.96
Nigerian Naira	130.93	148.09	142.38
UAE Dirham	3.85	4.20	4.06
Saudi Riyal	3.93	4.28	4.14
Peruvian Newsol	3.69	3.97	3.85
Brazilian Real	3.69	3.29	3.57
Australian Dollar	1.86	1.71	1.79
Singapore Dollar	1.82	2.01	1.93
Malaysian Ringgit	3.98	4.34	4.20
Indian Rupee	50.51	53.10	53.21
Indonesian Rupee	9,375.37	9,444.41	9,586.00

details of the consolidated financial statements captions

balance sheet - assets

Non current assets

Intangible assets

At 30th June 2003, intangible assets amounted to 872 million euros, a net decrease of 34 million euros versus 31st December 2002. Saipem S.p.A. holds intangible assets of 17 million euros, whilst the remaining 855 million euros refer to assets held by other Group companies.

The table below details the main variations of the first half of 2003:

(million euros)

	Start-up and upgrade costs	Research and development costs	Industrial patents and similar rights	Goodwill	Differences on consolidation	Assets under development and payments on account	Other	Total
Historic cost								
Balance at 31.12.2002	10	2	71	61	867	4	21	1,036
Acquisitions	-		4	-	-	1		5
Exchange rate differences and other variations	-			(8)	-	-	-	(8)
Balance at 30.06.2003	10	2	75	53	867	5	21	1,033
Accumulated depreciation and amortisation								
Balance at 31.12.2002	10	1	54	12	33	-	20	130
Amortisation	-		6	4	23	-	-	33
Exchange rate differences and other variations	-		-	(2)	-	-	-	(2)
Balance at 30.06.2003	10	1	60	14	56	-	20	161
Net book value	-	1	15	39	811	5	1	872

Asset acquisitions in the period are mainly attributable to investments made by a foreign subsidiary to acquire the patent for the mooring of floating units to the sea bed.

☐ Tangible assets

Tangible assets at 30th June 2003 amounted to 1,691 million euros, a net decrease of 17 million euros versus 31st December 2002.

The following table shows variations, in the most significant sectors, which occurred during the first six months of the year.

(million euros)

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other assets	Assets under construction and payments on account	Total
Historic cost						
Balance at 31.12.2002	120	2,745	312	85	85	3,347
Variations for the period:						
- Acquisitions	9	28	45	5	41	128
- Transfers	-	8	-	-	(8)	-
- Disposals	(2)	(3)	(14)	(2)	-	(21)
- Exchange rates differences and other variations	(3)	(38)	(18)	(4)	(6)	(69)
Balance at 30.06.2003	124	2,740	325	84	112	3,385
Accumulated depreciation and amortisation						
Balance at 31.12.2002	60	1,272	250	57	-	1,639
Variations for the period:						
- Depreciation and amortisation	8	72	10	6	-	96
- Disposals	(1)	(2)	(11)	(2)	-	(16)
- Exchange rates differences and other variations	(3)	(9)	(10)	(3)	-	(25)
Balance at 30.06.2003	64	1,333	239	58	-	1,694
Net book value	**60**	**1,407**	**86**	**26**	**112**	**1,691**
Revaluation of assets held at 30.06.2003	3	23	15	-	-	41
Net revaluation of assets held at 30.06.2003	1	-	-	-	-	1

Asset acquisitions for the first half of 2003 amounted to 128 million euros and are mainly attributable to the following: activities relating to the conversion of the Maxita vessel into the new dynamically positioned heavy lifting vessel Saipem 3000, involving the installation of the crane from the decommissioned Pearl Marine vessel (25 million euros); ordinary and extraordinary capital expenditure on Offshore Drilling rigs in order for them to be compliant with international regulations and client-specific requirements (31 million euros); the continuation of activities relating to the conversion of the tanker Mystras into an FPSO (Floating Production Storage and Offloading) system (35 million euros); upgrade works on the drilling rig Scarabeo 5 necessary to carry out the "Kristin" project (19 million euros); upgrade works relating to the construction of the Rumoulumeni yard (6 million euros); completion of the deep-water Field Development Ship (3 million euros).
Certain tangible assets were re-valued in previous years, in accordance with specific monetary revaluation legislation. The residual value of such revaluations at 30th June 2003 amounted to 1 million euros.

Tangible assets include freely transferable assets of 5 million euros and leased assets of 35 million euros. The latter comprise the leasing of a deep-water drilling rig (Scarabeo 5) and subsea remotely operated vehicles.

☐ Financial assets

At 30th June 2003, they amounted to 21 million euros, a decrease of 3 million euros versus 31st December 2002. Variations in the first half of the year were as follows:

(million euros)

	Cost	Adjustments	Total
Opening balance:			
- Subsidiary companies	13	(3)	10
- Associated companies	14	(2)	12
- Other companies	2	-	2
Variations during the period:			
Re-valuations			
- Subsidiary companies	1	-	1
- Associated companies	5	-	5
Sales			
- Subsidiary companies	(1)	-	(1)
Write-downs			
- Subsidiary companies	(1)	-	(1)
- Associated companies	(8)	-	(8)
Variations to the consolidation area			
- Subsidiary companies	(5)	-	(5)
- Associated companies	6	-	6
Closing Balance:			
- Subsidiary companies	7	(3)	4
- Associated companies	17	(2)	15
- Other companies	2	-	2
	26	**(5)**	**21**

☐ Subsidiary companies

At 30th June 2003, they amounted to 4 million euros and are detailed below.

Valued using the equity method:

(million euros)

	Group Holding (%)	31.12.2002	30.06.2003
Doris Engineering s.a.	51.0	7	-
SASP Off-shore Engineering UK Ltd.	100.0	2	2
Saipem Logistics Services Ltd.	100.0	1	1
Other minority holdings		-	1
Total		10	4

The company Doris Engineering s.a. now features under associated companies, following the sale of a 10% stake to third parties during the first half of the year.

☐ Associated companies

At 30th June 2003, they amounted to 15 million euros, an increase of 3 million euros versus the year 2002, and are detailed below.

Valued using the equity method:

(million euros)

	Group Holding (%)	31.12.2002	30.06.2003
Doris Engineering s.a.	40.0	-	6
Gaztransport et Technigaz s.a.s.	30.0	7	5
Rosfin S.r.l.	33.3	3	3
Kwanda Suporto Logistico Lda.	49.0	2	1
Total		12	15

☐ Other companies

At 30th June 2003, they amounted to 2 million euros and are detailed below.

Investments in Eni Group companies valued using the cost method:

(million euros)

	Group Holding (%)	31.12.2002	30.06.2003
Sieco S.p.A.	16.0	2	2
Total		2	2

Current assets

Inventories

At 30th June 2003, inventories amounted to 249 million euros, an increase of 72 million euros versus 31st December 2002. Inventory variations were as follows:

(million euros)

		Raw materials and consumables	Contract work in progress	Total
Opening balance:				
- original value (a)		137	50	187
- provision for write-downs (b)		(10)	-	(10)
- net carrying value		127	50	177
Variations in the period:				
Original value:				
- operating variations		13	62	75
- exchange rate differences and other variations		(4)	-	(4)
Total (c)		9	62	71
Provision for write-downs:				
- (allocations)/utilisation		1	-	1
- variations to consolidation area		-	-	-
Total (d)		1	-	1
Closing balance:				
- original value	(e=a+c)	146	112	258
- provision for write-downs	(f=b+d)	(9)	-	(9)
- net carrying value	(g=e+f)	137	112	249

Raw materials and supplies, mainly comprising spare parts for assets and equipment, were written-down in previous years to account for the reduced use of certain materials and the obsolescence of certain specific items.

Raw materials and supplies relating to the consolidation of Saipem s.a. and its controlled companies amount to 24 million euros, whereas the respective provision for write-downs amounted to 5 million euros; the caption contract work in progress relating to the consolidation of Saipem s.a. and its controlled companies amounts to 21 million euros.

☐ Accounts receivable

At 30th June 2003, accounts receivable amounted to 1,291 million euros, a decrease of 30 million euros versus 31st December 2002.
Variations for the year have been set out in the following table:

(million euros)

		Total receivables
Opening balance:		
- original value (a)		1,392
- provision for write-downs (b)		(71)
- net value		1,321
Variation for the period:		
Original value:		
- operating variations		(3)
- exchange rates differences		(27)
Total (c)		(38)
Provision for write-downs:		
- (allocations)/utilisation		(1)
- exchange rates differences		1
Total (d)		-
Closing balance:		
- original value	(f=a+c)	1,362
- provision for write-downs	(g=b+d)	(71)
- net value	(h=f-g)	1,291

This caption includes receivables from clients, others, the parent company, associated and subsidiary companies, as follows:

(million euros)

	31.12.2002	30.06.2003
Receivables from clients	892	854
Receivables from others	393	401
Receivables from parent companies	25	28
Receivables from associated companies	7	5
Receivables from subsidiary companies	4	3
Total	**1,321**	**1,291**

Receivables of Saipem s.a. amounted to 537 million euros.

Receivables from Eni Group companies amounted to 217 million euros, inclusive of 11 million relating to financial credits.
There are no receivables due after 5 years.
During the first half of 2003, Saipem S.p.A. factored receivables of 35 million euros.

☐ Marketable securities

This caption amounts to 10 million euros and comprises treasury shares, bought by Saipem S.p.A. on the market for allocation to the Stock Grant and Stock Option schemes aimed at executive managers of Saipem S.p.A., controlled companies, parent company and subsidiaries of the parent company working for the Saipem Group who have achieved their pre-set targets.

☐ Cash and equivalents

Cash amounted to 314 million euros at 30th June 2003, an increase of 64 million euros versus 31st December 2002, following amounts received towards the end of the period, which were impossible to utilise in repayment of related debts.

Cash and equivalents of Saipem s.a. at 30th June 2003 amounted to 233 million euros.

☐ Prepayments and accrued income

At 30th June 2003, prepayments amounted to 118 million euros, a decrease of 11 million euros versus 31st December 2002. They relate to costs pertaining to future years of 42 million euros (64 million euros at 31st December 2002), prepaid financial expenses and exchange rate differences on hedge contracts for exchange rate risks on long-term contracts by Saipem S.p.A. and a foreign subsidiary of 30 million euros (23 million euros at 31st December 2002); it also includes insurance premiums of 14 million euros (12 million euros at 31st December 2002).

Prepayments and accrued income of Saipem s.a. amounted to 27 million euros.

Prepayments towards Eni Group companies amounted to 23 million euros.

balance sheet - liabilities and shareholders' equity

Shareholders' equity

At 30th June 2003, Group shareholders' equity amounted to 1,288 million euros, an increase of 13 million euros versus 31st December 2002.

The reserve for exchange rate differences arises from the conversion into euros of financial statements in foreign currency of companies operating independently of the parent company.

The following tables indicate the reconciliation between Saipem S.p.A.'s net equity and results for the period with those of the Group.

RECONCILIATION OF SAIPEM S.p.A.'S NET INCOME AND SHAREHOLDERS' EQUITY FOR THE PERIOD WITH THOSE OF THE GROUP

(million euros)

	Shareholders' equity	Net income for the period
As per Saipem S.p.A. statutory financial statements at 30th June 2003	650	29
- Differences between book value and shareholders' equity, including results for the period of consolidated subsidiaries	878	20
- Consolidation adjustments for :		
. unrealised inter-company profits elimination	(287)	8
. tax effects elimination	34	11
. other adjustments	32	22
Total shareholders' equity	**1,307**	**90**
Minority interest in net equity	(19)	-
Group net shareholders' equity	**1,288**	**90**

Movements in consolidated shareholders' equity in 2002 and the first half of 2003

(million euros)

	Share capital	Share premium reserve	Revaluation reserve	Legal reserve	Reserve for company shares held in portfolio	Other reserves: Reserve for exchange rate differences	Other reserves: Other reserves	Retained earnings	Net income for the period	Total
Balance at 31.12.2001	440	60	2	46	-	54	-	386	168	1.156
Distributed dividends	-	-	-	-	-	-	-	-	(56)	(56)
Retained earnings for 2001 and attribution to legal reserve	-	-	-	2	-	-	-	110	(112)	-
Share capital increase following Stock Option exercise	1	2	-	-	-	-	-	-	-	3
Exchange rate differences	-	-	-	-	-	(19)	-	-	-	(19)
Net income for the year	-	-	-	-	-	-	1	(1)	191	191
Balance at 31.12.2002	441	62	2	48	-	35	1	495	191	1.275
Distributed dividends	-	-	-	-	-	-	-	-	(63)	(63)
Retained earnings for 2002 and attribution to legal reserve	-	-	-	4	-	-	25	99	(128)	-
Purchase of treasury shares	-	-	-	-	10	-	-	(10)	-	-
Exchange rate differences	-	-	-	-	-	(14)	-	-	-	(14)
Net income for the period	-	-	-	-	-	-	-	-	90	90
Balance at 30.06.2003	441	62	2	52	10	21	26	584	90	1.288

Provisions for contingencies

At 30th June 2003, provisions for contingencies amounted to 125 million euros, a decrease of 7 million euros versus 31st December 2002.

The table below gives an overview of the main variations that occurred during the period:

Variations to provision for contingencies

(million euros)

	Employee termination benefits and similar provision	Income taxes	Periodic maintenance	Losses on long-term contracts	Other provisions	Provision for losses in associated and other companies	Other	Total
Balance at 31.12.2002	31	33	17	16	33	1	1	132
Variations:								
Allocations	3	1	5	8	3	-	-	20
Utilisation	(1)	-	(2)	(10)	(9)	-	-	(22)
Exchange rate differences and other variations	(1)	(1)	(2)	-	(1)	-	-	(5)
Balance at 30.06.2003	32	33	18	14	26	1	1	125

Employee termination benefits and similar provisions amounted to 32 million euros, an increase of 1 million euros versus the previous year; employee termination benefits and similar provisions of Saipem s.a. amounted to 20 million euros.

Provisions for income taxes amounted to 33 million euros and are made for potential or existing disputes with local tax authorities based on objectively grounded risks considering local tax regulations. According to internal assessments, supported by various local consultants, the fund is deemed adequate to cover potential expenses arising from existing disputes. Provisions relating to Saipem s.a. amounted to 7 million euros.

Provisions for periodic maintenance increased by 1 million euros, due to allocations by a foreign subsidiary for programmed maintenance interventions on vessels. Provisions made by Saipem s.a. amounted to 8 million euros.

Other provisions amounted to 26 million euros, a decrease of 7 million euros, due mainly to utilisation by the parent company and the subsidiary Saipem s.a.; the latter's allocation to this fund amounts to 3 million euros.

Provisions for losses on long-term contracts made entirely by Saipem s.a. amounted to 14 million euros, a decrease of 2 million euros versus the previous year.

Employee termination benefits

At 30th June 2003 this caption amounted to 28 million euros, a net increase of 2 million euros versus 31st December 2002.
Variations have been set out below:

(million euros)

Opening balance	26
Variations during the period:	
- allocations	3
- utilisation	(1)
Closing balance	28

Accounts payable

At 30th June 2003, payables amounted to 2,632 million euros, a decrease of 22 million euros versus 31st December 2002. Variations for the period were as follows:

(million euros)

	Total
Opening balance	2,654
Variations during the period	
- operative changes	16
- exchange rate differences and other variations	(38)
Closing balance	**2,632**

This caption may be broken down as follows:

(million euros)

	31.12.2002	30.06.2003
Payables to other financial institutions	1,085	996
Payables to suppliers	724	824
Advances	136	123
Payables to banks	426	414
Payables to taxation authorities	104	93
Social security charges payables	32	29
Payables to parent company	-	3
Payables to associated companies	1	-
Other payables	146	150
Total	**2,654**	**2,632**

Payables due to Eni Group companies amounted to 1,073 million euros.

Payables relating to the consolidation of Saipem s.a. amounted to 631 million euros.

At 30th June 2003, there are no payables due after five years.

Payables to banks amounted to 414 million euros, a decrease of 12 million euros versus 31st December 2002; amounts due after one year were 304 million euros.

Amounts due after one year mainly relate to a loan of 300 million euros expiring in 2007, granted to Saipem S.p.A. last year. The interest rate is variable and linked to the Euribor rate; at year-end it amounted to 2.165%.

Amounts due to banks secured by collateral amounted to 1 million euros and relate exclusively to a loan granted to an Italian subsidiary and secured with a special lien on the related tangible assets.

Accrued expenses and deferred income

At 30th June 2003, they amounted to 474 million euros, an increase of 70 million euros versus 31st December 2002. Deferred income mainly comprises adjustments to revenue figures for long term contracts in accordance with the accrual concept made on the basis of the amounts contractually matured (454 million euros, versus 387 million euros at 31st December 2002), and exchange rates differences on hedging contracts (16 million euros, versus 5 million euros at 31st December 2002).

Accrued expenses and deferred income of Saipem s.a. amounted to 385 million euros.

Deferred income from Eni Group companies amounted to 7 million euros.

■ Guarantees and other memorandum and contingency accounts

At 30th June 2003, they amounted to 3,562 million euros (3,445 million euros at 31st December 2002).

❑ Guarantees

Guarantees amounted to 1,898 million euros, and are summarised as follows:

(million euros)

	31.12.2002	30.06.2003
Guarantees granted on behalf of:		
- subsidiary companies	1,293	1,146
- associated companies	45	70
- others	13	8
	1,351	1,224
- Guarantees granted by third parties in favour of Saipem S.p.A.	660	674
Total	**2,011**	**1,898**

Mainly comprising:

- *guarantees granted on behalf of subsidiary and associated companies mainly connected with potential defaults in carrying out work obligations;*

- guarantees given to third parties relating to guarantees issued by banks by order and on behalf of Saipem S.p.A., for obligations arising from the participation in contract tenders, for the proper execution of work, for liens and credit facilities.

❑ Collateral

This caption amounts to 2 million euros and relates to the special liens on tangible assets granted by an Italian subsidiary to a bank to guarantee financing received.

☐ Other memorandum and contingency accounts

Amounted to 1,662 million euros and refer to commitments on hedging contracts.
Such commitments on derivative contracts, including those of little value inasmuch as they do not involve the assumption of commitments but the option to do so, are as follows:

(million euros)

	31.12.2002	30.06.2003
Hedging contracts - fixed exchange rate:		
. purchase of foreign currency	236	147
. sale of foreign currency	863	726
Total	**1.099**	**873**
Interest rate swaps (I.R.S.):		
. purchase	33	26
. sale	300	400
Total	**333**	**426**
Options:		
. purchase of foreign currency	-	59
. sale of foreign currency	-	304
Total	-	**363**
Overall total	**1.432**	**1.662**

These derivative contracts were entered into in order to reduce the market risk exposure arising from exchange rate fluctuations of those currencies in which trading transactions are carried out. Thus, the Group does not hold derivative contracts for dealing purposes.

Amounts by currency are as follows:

(million euros)

	31.12.2002		30.06.2003	
	Purchase	Sale	Purchase	Sale
US Dollar	215	773	62	987
Euro	31	379	77	400
Pound Sterling	12	11	14	36
Norwegian Kroner	-	-	75	-
Other	11	-	4	7
Total	**269**	**1.163**	**232**	**1.430**

The market value of the above contracts are the amounts estimated as payable or receivable if the contracts were to be settled at half year-end including, therefore, the unrealised income or losses on open contracts. In order to estimate the market value of contracts, stock market prices and appropriate pricing models have been used. The total theoretical net gains or losses arising are as follows:

(million euros)

	31.12.2002	30.06.2003
Derivative contracts on currencies:		
- gains	77	54
- losses	(14)	(27)
Total	**63**	**27**

Commitments relating to hedging contracts with Eni Group companies amounted to 1,440 million euros (1,019 million euros at 31.12.2002).

Interest rate swaps (I.R.S.) were entered into in order to reduce the risk exposure arising from interest rate fluctuations. It was agreed for the parties to swap, at set due dates, the difference between fixed and variable rate, calculated on a

nominal reference value.
Details on interest rate swaps at half year-end are as follows:

	31.12.2002	30.06.2003
Nominal value (million euros)	300	400
Swap – sale	3.95	3.78
Swap – purchase	3.00	2.31
Expiry (years)	5	5

Average variable rates are based on interest rates at half year-end and can vary, thereby significantly affecting future flows. Comparison between sale and purchase swaps does not provide an indication on existing derivative contracts; this result depends on the underlying transaction.

☐ Off-balance sheet commitments and contingencies

Saipem S.p.A., for the benefit of its customers, is committed to fulfilling the contractual obligations entered into by subsidiary or associated companies where they fail to fulfil the contractual obligations themselves, as well as to pay for any damages incurred as a result of any failure to meet those obligations.
These commitments guarantee the cover of contracts to a value of 3.712 million euros (3.131 million euros at 31st December 2002).

82.4776

Turnover

Amounted to 1,806 million euros, an increase of 533 million euros versus the first half of 2002. Turnover achieved by Saipem s.a. in the first half of 2003 amounted to 732 million euros.
A breakdown of the Group turnover by business sector is set out below:

(million euros)

Business Unit	First half 2002	First half 2003
Offshore Construction	788	975
Offshore Drilling	169	153
Leased FPSO	17	17
Onshore Construction	196	379
Onshore Drilling	103	97
Liquefied Natural Gas (LNG)	-	97
Maintenance, Modification and Operation (MMO)	-	88
Total	1,273	1,806

Turnover by geographical area is as follows:

(million euros)

Geographical area (*)	First half 2002	First half 2003
Italy	37	23
North Sea	133	111
Rest of Europe	435	276
Africa	258	919
Middle and Far East	250	344
Americas	160	133
Total	1.273	1.806

(*) Based on final destination of services

In the first half of 2003, revenues from Eni Group companies amounted to 201 million euros.

Variations in contract work in progress

The positive variation of 62 million euros in the first half of 2003 (+51 million euros in the first half of 2002) is connected to contracts in the Onshore and Offshore Construction sectors.
The variation attributable to Saipem s.a. amounted to 4 million euros.

Increase in internal work capitalised under fixed assets

Capitalisation of costs for internal construction works amounted to 1 million euros.

Other revenues and income

Other revenues and income amounted to 10 million euros (10 million euros in the first half of 2002); their breakdown is as follows:

(million euros)

	First half 2002	First half 2003
Gains on sale of tangible fixed assets	4	2
Income relating to personnel	-	2
Grants	-	1
Revaluation of current assets receivables	-	1
Utilisation of provision for contingencies due to surplus	1	-
Compensation for damages	1	-
Other operating revenues	4	4
Total	10	10

Other revenues of Saipem s.a. in the first half of 2003 amounted to 2 million euros.

Operating expenses

Raw materials, consumables and supplies

This caption amounted to 308 million euros, an increase of 125 million euros versus the first half of 2002. It comprises costs for the purchase of raw and other materials used in operations as well as consumables and supplies. Costs for raw materials, consumables and supplies incurred by Saipem s.a. in the first half of 2003 amounted to 81 million euros.
Costs for raw materials, consumables and supplies purchased from Eni Group companies amounted to 3 million euros.

Services

Amounted to 819 million euros, an increase of 403 million euros versus the first half of 2002. Costs for services incurred by Saipem s.a. in the first half of the year amounted to 401 million euros.
Such costs relate to sub-contracting, design and project management activities, insurance, transport, consultancy and technical services, commercial brokerage fees, maintenance, postal and telegraphic services, personnel and other general services (26 million are costs for services provided by Eni Group companies).
Costs for services include approximately 1 million euros (1 million euros in the fist half of 2002) for commercial brokerage fees.

Use of third party assets

Amounted to 102 million euros, a decrease of 97 million euros versus the first half of the previous year.
These costs include instalments for the lease and rental of vessels, motor vehicles, land and buildings and aircraft as well as costs for licences and industrial patents. Costs incurred by Saipem s.a. in the first six months of 2003 amounted to 6 million euros.
Costs for the use of third party assets due to Eni Group companies amounted to 1 million euros.

Payroll and related costs

Amounted to 357 million euros, an increase of 112 million euros versus the first half of 2002.
This caption includes wages and salaries, employee termination benefits, holidays accrued but not yet taken and social security contributions in accordance with current national labour contracts and legislation. Details regarding the average workforce during the period can be found under the section Human Resources of this document.
Personnel costs incurred by Saipem s.a. in the first half of this year amounted to 141 million euros.

☐ Amortisation, depreciation and write-downs

They amounted to 131 million euros, an increase of 3 million euros versus the first half 2002.
This caption comprises charges for the period related to the amortisation of intangible assets (33 million euros) and the depreciation of tangible assets (96 million euros) in addition to the write-downs of receivables included under current assets of 2 million euros.
Amortisation, depreciation and write-downs borne by Saipem s.a. in the first half of the year amounted to 37 million euros.

☐ Variations in raw materials, supplies and consumables

This caption shows a positive variation of 14 million euros. It concerned mainly spare parts and consumables for internal use rather than resale.

☐ Provisions for contingencies

Provisions amounted to 1 million euros and relate entirely to provisions for estimated expenses made by Saipem s.a.

☐ Other provisions

Other provisions amounted to 15 million euros, an increase of 4 million euros versus the first half 2002. They include allocations by foreign subsidiaries to the fund for periodic maintenance of vessels (5 million euros) as well as the fund for losses on long term contracts (8 million euros) and allocations made to the fund "provision for contingencies - other" (2 million euros).
Allocations made by Saipem s.a. in the first half 2003 amounted to 13 million euros.

☐ Other operating costs

Other operating costs amounted to 22 million euros, an increase of 20 million euros versus the first half 2002, and comprise the following:

(million euros)

	First half 2002	**First half 2003**
Taxation and customs duties	2	8
Charges on trading transactions	-	7
Other operating costs	-	7
Total	2	22

Other operating costs incurred by Saipem s.a. during the first half 2003 amounted to 15 million euros.

Financial income and expenses

Income from investments

Income from investments amounted to 1 million euros and relates to dividends received by Saipem S.p.A. and a foreign subsidiary.

Other financial income

It amounted to 85 million euros, an increase of 48 million euros versus the first half of the previous year and comprises:

(million euros)

	First half 2002	First half 2003
- Exchange rate gains	27	65
- Premiums on hedging contracts for foreign currency risks	–	7
- Interest income on guarantees	–	4
- Interest income from Group financing companies	8	4
- Interest income on receivables from others	2	3
- Interest income on tax credits	–	1
- Other financial income	–	1
Total	**37**	**85**

Other financial income realised by Saipem s.a. in the first half of 2003 amounted to 32 million euros and relate to exchange rate gains of 28 million euros, interest income of 3 million euros and other financial income of 1 million euros.

Interest and other financial expenses

They amounted to 110 million euros, an increase of 53 million euros versus the first half 2002 and refer to:

(million euros)

	First half 2002	First half 2003
- Exchange rate losses	27	65
- Interest due to Group finance companies	19	18
- Interest expenses on payables to others	–	16
- Interest expenses on payables to banks	11	3
- Expenses on hedging contracts	–	3
- Other financial expenses	–	5
Total	**57**	**110**

Other financial interest and expenses attributable to Saipem s.a. amounted to 31 million euros and comprise exchange rate losses of 28 million euros and interest expenses on payables to others of 3 million euros.

Revaluation of investments valued with the equity method

Revaluation of investments amounted to 6 million euros and pertain to the economic results achieved by companies consolidated using the equity method and relate entirely to companies held directly or indirectly by Saipem s.a.

■ Extraordinary income and expenses

No movements were recorded in the first half 2003.

■ Income taxes

Income taxes amounted to 30 million euros, a decrease of 5 million euros versus the first half 2002.
Income taxes borne by Saipem s.a. and its controlled companies in the first half of the year amounted to 13 million euros.

□ Net income for the period

During the first half 2003, net income amounted to 90 million euros, a decrease of 22 million euros versus the same period 2002.

independent auditor's report

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via Torino, 68
20123 Milano

Tel. +39 02 722121
Fax +39 02 72212037
www.ey.com

**AUDITORS' REPORT ON THE REVIEW
OF THE MANAGEMENT REPORT
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003 OF
SAIPEM S.p.A.**

(Translation from the original Italian version)

To the Shareholders of
Saipem S.p.A.

1. We have performed the review of the Management Report of Saipem S.p.A. as of and for the six month period ended June 30, 2003, represented by the statements of Interim Consolidated Balance Sheet and Interim Consolidated Statement of Income and related Notes. We have also reviewed that part of the financial information presented by the Board of Directors in the Management Report with respect of their discussions and analyses of the consolidated operations of Saipem S.p.A., solely for the purpose of evaluating its consistency with the above mentioned statements and related Notes.

2. Our review was conducted in accordance with auditing standards governing review of interim financial statements recommended by CONSOB (the Italian Stock Exchange Regulatory Agency) in its resolution No. 10867 of July 31, 1997. A review consists mainly of obtaining relevant information with respect to the data included in the statements identified in paragraph 1 of this report and the consistency of the accounting principles applied through discussions with appropriate members of management, and analytical procedures applied to the financial data presented in such statements. A review does not include performing auditing procedures such as tests of compliance of internal controls and substantive procedures on assets and liabilities. Consequently, the scope of a review engagement provides significantly less assurance than a full scope audit performed in accordance with generally accepted auditing standards. Accordingly we do not express an audit opinion on the statements identified in paragraph 1 of this report and related Notes of Saipem S.p.A. as of and for the six month period ended June 30, 2002 as we do in connection with reporting on full scope audit of the annual consolidated financial statements of Saipem S.p.A.

3. With respect to the consolidated comparative data as of and for the year ended December 31, 2002 and for the six months period ended June 30, 2002, reference should be made to our audit and review reports issued on April 4, 2003 and on September 20, 2002, respectively.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

ERNST & YOUNG ■ Reconta Ernst & Young S.p.A.

4. Based on our review, we did not become aware of any significant modifications that should be made to the statements and related Notes identified in paragraph 1 of this report, in order for them to be in conformity with the criteria for the presentation of the semi-annual interim Management Report, stated by art. 81 of CONSOB regulations as approved in its resolution No. 11971 of May 14, 1999 and subsequent modifications.

Milan, September 22, 2003

Reconta Ernst & Young S.p.A.
Signed by: Pietro Carena

82.4776

Saipem

A Joint Stock Company with Registered Office
in San Donato Milanese (MI), Italy
Fully paid-up Share Capital Euro 440,697,000
Fiscal Code and Milan Companies' Register
No. 00825790157
Other offices:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Website: www.saipem.eni.it
Operator: +39-025201

Information for Shareholders
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)

Relations with istitutional investors and financial analysts:
Fax: +39-0252054295
E-mail: investor.relations@saipem.eni.it

Publications
Six-monthly Report at 30th June 2003 (in English)
Relazione semestrale al 30 giugno 2003 (in Italian)
Second Quarter Report at 30th June 2003 (in English)
Relazione trimestrale al 30 giugno 2003 (in Italian)
First Quarter Report at 31st March 2003 (in English)
Relazione trimestrale al 31 marzo 2003 (in Italian)
Financial Report at 31st December 2002 (in English)
Bilancio al 31 dicembre 2002 (in Italian)
Health, Safety Environment 2002 (in Italian and English)

Also available on Saipem's website: www.saipem.eni.it

Design: Fausta Orecchio/Orecchio acerbo
Cover: Lorenzo Mattotti
Printed by: Impronta Grafica - Cantù